PROSPECTUS SUPPLEMENT NO. 1	Filed pursuant to Rule 424(b)(3)
(To prospectus dated September 13, 2006)	Registration No. 333-134269

WESTERN GOLDFIELDS, INC.

49,638,450 Shares of Common Stock

$0.01 par value

This document supplements our prospectus dated September 13, 2006 relating to the resale from time to time of up to 49,638,450 shares of our common stock, 12,624,999 shares of which are issuable upon the exercise of warrants and 13,825,950 shares of which are issuable upon the exercise of options, by certain selling shareholders named in the prospectus.

You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement updates information in the prospectus and to the extent inconsistent, the information in this prospectus supplement supersedes the information contained in the prospectus.

Investing in our securities involves risks. See “Risk Factors” beginning on page S-1 of this prospectus supplement and page 4 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 22, 2007.

You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement updates information in the prospectus and to the extent inconsistent, the information in this prospectus supplement supersedes the information contained in the prospectus.

RECENT DEVELOPMENTS

During November 2006, we issued purchase orders totaling $60.9 million to Empire Machinery, Terex Corporation, Letourneau Sales & Service, and GCR Tire Center, to purchase mining equipment, including 11 Terex 190-ton haul trucks, two O&K RH340 shovels, a Letourneau 1350 loader, Caterpillar ancillary equipment and tire inventory. The mining equipment is expected to be delivered mid-2007.

On January 18, 2007, we entered into an underwriting agreement with a syndicate of underwriters in connection with WGI’s offering of shares of common stock pursuant to our Registration Statement on Form S-3 (File Number 333-137847). Pursuant to such agreement, we agreed to sell 31,115,000 shares of common stock at a price to the public of Cdn$2.25 per share. WGI also granted the underwriters a 30-day option to purchase up to 2,215,000 additional shares of common stock to cover over-allotments, if any. Underwriting discounts and commissions payable by WGI in connection with the offering are Cdn$4,200,525, assuming the underwriters do not exercise their over-allotment option. Closing of the offering is subject to customary conditions and is expected to occur on January 25, 2007.

Annex 1 to this prospectus supplement contains our Form 10-QSB Quarterly Report for the Quarter Ending September 30, 2006 filed with the SEC on November 14, 2006.

Annex 2 to this prospectus supplement contains our press releases issued on September 21, 2006, November 14, 2006, November 21, 2006, November 30, 2006 and December 13, 2006.

RISK FACTORS

Investing in our securities involves risks. You should carefully consider the risks described below and under the heading “Risk Factors” in the prospectus and other information contained in this prospectus supplement and the accompanying prospectus before making an investment decision. The risks and uncertainties described below, and in the prospectus are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also adversely affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially harmed. In such case, the value of our securities could decline and you may lose all or part of your investment.

Certain of our shareholders may have preemptive rights to acquire shares of our common stock.

We were incorporated in Idaho in 1924. Prior to July 1, 1997, Idaho law generally provided shareholders with preemptive rights unless otherwise provided in a company’s articles of incorporation.  Our articles of incorporation did not address preemptive rights.  Prior to July 1997, approximately 500,000 shares of our common stock were issued and outstanding, after giving effect to the one for three reverse-split of our shares in June 2002.

Preemptive rights generally give the shareholders of a corporation the right, with certain exceptions, to purchase, before they can be sold to others, (i) common stock issued by the corporation for cash and (ii) other securities issued by the corporation for cash that are convertible into or carry a right to subscribe for or acquire shares of common stock of the corporation.

Shareholders who own shares of our common stock issued prior to July 1, 1997 may have preemptive rights to purchase shares of our common stock to maintain their proportional stock ownership in the Company; however, we believe there is uncertainty with respect to the existence of such rights. In light of this uncertainty and without admitting that such rights exist, in connection with our public offering announced January 17, 2007, we are providing holders of our common stock whose holdings can be traced to common stock issued prior to July 1, 1997, the opportunity to purchase shares on the same terms as such public offering.

The Company has not been able to identify all holders of the shares of our common stock issued prior to July 1, 1997.  If preemptive rights exist and if shareholders to whom we do not offer the opportunity to purchase shares on the same terms as in our public offering of common stock announced January 17, 2007 or any subsequent offering were able to successfully assert preemptive rights, we could be required to issue shares of common stock to such shareholders as a result of such offerings.  In addition, we could be required to issue shares or other securities convertible into our common stock as a result of past issuances and at a value which is significantly lower than the price of the shares of common stock offered to you. In such event, our share capital would be diluted significantly.  During the period from January 17, 2003 through January 17, 2007, the Company issued for cash preferred shares, preferred share purchase warrants and units consisting of common shares and common share purchase warrants, all convertible or exercisable into a total of approximately 72.2 million common shares for average total consideration of $0.47 per common share. Due to the Company’s long corporate history and various changes in Idaho laws from 1924 to the present, affected shareholders may have slightly varying preemptive rights, and some affected shareholders may also have preemptive rights with respect to past issuances other than for cash.

If preemptive rights exist and if shareholders were able to successfully assert preemptive rights with respect to past or future issuances, we also could be required to pay money damages to such shareholders, which damages could be based on the difference in value of the shares or other securities between the time of issuance and the time of claim.  We may not have enough cash to pay any money damages awarded with respect to such rights.  In such event, we would need to finance such payments through additional debt or equity financing, which might not be available on acceptable terms, or at all. If we were unable to raise additional financing when necessary, we could be forced to delay our mine development or cease or curtail operations.

In cases primarily involving closely-held companies, courts have invalidated shares of common stock or other securities issued in violation of preemptive rights.  If any shareholders were able to successfully assert preemptive rights and such remedy were granted the effect on the Company could be materially adverse.

We believe that Idaho law would bar a claim by a shareholder with respect to any issuance prior to January 17, 2003 or, alternatively January 17, 2004.  As of January 17, 2003, shares issued prior to 1997 represented approximately 5.53% of the outstanding share capital of the Company, which we believe would be the aggregate ownership interest which shareholders who were able to successfully assert any preemptive rights could seek to maintain. However, we cannot assure you that a court would not reach different conclusions.  If any person should seek to assert preemptive rights, the Company intends to vigorously defend the matter.

Unforeseen title defects may result in a loss of entitlement to production and reserves.

Our ownership of the Mesquite Mine could be subject to prior undetected claims or interests. Although we have performed a title review of the Mesquite Mine, the review does not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat a claim by us. If any such defect were to arise, our entitlement to the reserves associated with the Mesquite Mine could be jeopardized, and could have a material adverse effect on our financial condition, results of operations and our ability to timely execute our business plan.

Failure by us to achieve and maintain effective internal control over financial reporting in accordance with the rules of the SEC could harm our business and operating results and/or result in a loss of investor confidence in our financial reports, which could have a material adverse effect on our business and stock price.

As a public company, we are required to comply with Section 404 of the Sarbanes-Oxley Act, and, beginning with the year ending December 31, 2007, we will have to obtain an annual attestation from our independent auditors regarding our internal control over financial reporting and management’s assessment of internal control over financial reporting. We cannot be certain as to the timing of completion of our internal control evaluation, testing and remediation actions or of their impact on our operations. Upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. We will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities, including the SEC. In addition, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our financial statements, and our stock price may be adversely affected as a result. If we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets and our stock price may be adversely affected.

All of our directors and officers may not be subject to suit in the United States.

Our directors and officers reside in Canada and the United Kingdom. As a result, it may be difficult or impossible to effect service of process within the United States upon those individuals, to bring suit against any of those individuals in the United States or to enforce in the United State courts any judgment obtained there against any of those individuals predicated upon any civil liability provisions of the United States federal securities laws. Investors should not assume that Canadian or British courts will enforce judgments of United States federal securities courts against any director or officer residing in Canada or the United Kingdom, including judgments obtained in actions predicated upon the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States, or will enforce, in original actions, liabilities against such directors or officers predicated upon the United States federal securities laws or any such state securities or blue sky laws.

Our business activities are subject to extensive laws and regulations that expose us to significant compliance costs and the risk of lawsuits.

Our operations and exploration and development activities are subject to extensive United States and Canadian federal, state, provincial and local laws and regulations governing various matters, including:

•	taxation;

•	mining royalties;

•	environmental protection; and

•	labor standards and occupational health and safety, including mine safety.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of the Mesquite Mine. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the health and safety impacts of our past and current operations, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions.

Our operations are subject to numerous governmental permits which are difficult to obtain and we may not be able to obtain or renew all of the permits we require.

In the ordinary course of business, we are required to obtain and renew governmental permits for the operation, recommissioning and expansion of the Mesquite Mine. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving costly undertakings on our part. The duration and success of our efforts to obtain and renew permits are contingent upon many variables not within our control including the interpretation of applicable requirements implemented by the permitting authority. We may not be able to obtain or renew permits that are necessary to our operations, or the cost to obtain or renew permits may exceed our estimates. Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. There can be no assurance that the Company has been or will at all times be in full compliance with all such laws and regulations and with its environmental and health and safety permits or that the company has all required permits. The costs and delays associated with compliance with these laws, regulations and permits and with the permitting process could stop the Company from proceeding with the operation or development of the Mesquite Mine or increase the costs of development or production and may materially adversely affect the Company’s business, results of operations or financial condition.

We are subject to substantial costs for compliance with environmental laws and regulation and may be subject to substantial costs for liability related to environmental claims.

Our exploration, production and processing operations are extensively regulated under various U.S. federal, state and local laws relating to the protection of air and water quality, hazardous waste management, endangered species, and mine reclamation. We may be subject to future liability for environmental costs, including capital costs to comply with environmental laws, costs associated with the remediation of soil or groundwater contamination at our current and formerly owned or operated properties, and reclamation and closure costs upon cessation of our operations at the Mesquite Mine. In addition, we may be subject to reclamation costs for our claims, even if we have not conducted the activity on those properties. Further, the regulatory environment for our operations could change in ways that would substantially increase our liability or the costs of compliance and that could have a material adverse effect on our operations or financial position.

Various laws and permits require that financial assurances be in place for certain environmental and reclamation obligations and other potential liabilities. We have an existing insurance policy for our reclamation costs at the Mesquite Mine, but we are in the process of negotiating a supplement to that policy to cover the increase in reclamation costs due to Mesquite’s expansion. We may be unable to undertake any trenching, drilling, or development on any of our properties until we obtain financial assurances to cover potential liabilities.

Our operations may be adversely affected by risks and hazards associated with the mining industry.

Our business is subject to a number of risks and hazards including adverse environmental effects, technical difficulties due to unusual or unexpected geologic formations, and pit wall failures.

Such risks could result in personal injury, environmental damage, damage to and destruction of our production facility, delays in mining and liability. For some of these risks, we maintain insurance to protect against these losses at levels consistent with our historical experience and industry practice. However, we may not be able to maintain current levels of insurance, particularly if there is a significant increase in the cost of premiums. Insurance against environmental risks is generally expensive and may not continue to be available for us and other companies in our industry. Our current policies may not cover all losses. Our existing policies may not be sufficient to cover all liabilities arising under environmental law or relating to hazardous substances. Moreover, in the event that we are unable to fully pay for the cost of remedying an environmental problem, we might be required to suspend or significantly curtail operations or enter into other interim compliance measures.

DESCRIPTION OF COMMON STOCK

For a general description of our common stock, see “Description of Securities ― Common Stock” in the prospectus on page 52. For a description of preemptive rights, see “Risk Factors ― Certain of our Shareholders may have preemptive rights to acquire shares of our common stock” on page S-1 of this prospectus supplement.

ANNEX 1
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-QSB

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 000-51076

WESTERN GOLDFIELDS, INC.
(Exact Name of Small Business Issuer as Specified in Its Charter)

IDAHO	38-3661016
(State of other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

2 Bloor Street West, Suite 2102 , P.O. Box 110

Toronto, Ontario, Canada M4W 3E2
(Address of Principal Executive Offices)

416 324 6000
(Issuer's Telephone Number, Including Area Code)

Former address: 6502 E. Highway 78, Brawley, California 92227
(Former Name, Former Address and Former Fiscal Year,
if Changed Since Last Report)

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

State the number of shares outstanding of each of the issuer's classes of common equity as of the latest practicable date: Common Stock, par value $.01 value per share - 74,954,632 shares outstanding as of November 10, 2006.

Transitional Small Business Disclosure Format: Yes ☐ No ☒

PART I - FINANCIAL INFORMATION
Item 1. Financial Statements
Western Goldfields, Inc
CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2006	2005
	(Unaudited)	(Audited)
		Restated (Note 15)
ASSETS
CURRENT ASSETS
Cash	$3,156,345	$52,387
Receivables	151,760	10,179
Inventories (Note 4)	485,412	905,347
Prepaid expenses	273,332	308,363
TOTAL CURRENT ASSETS	4,066,849	1,276,276

Property, plant, and equipment, net of
accumulated depreciation (Note 5)	4,517,421	4,860,434
Construction in progress	-	10,853
Investments - remediation and reclamation (Note 6)	6,398,913	6,248,220
Long-term deposits	326,588	319,286
Long-term prepaid expenses (Note 7)	1,047,467	1,161,204
TOTAL OTHER ASSETS	12,290,389	12,599,997

TOTAL ASSETS	$16,357,238	$13,876,273

LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$367,767	$807,009
Accounts payable to related party (Note 13)	33,694	-
Accrued expenses	801,033	650,071
Dividends payable on preferred stock	-	34,375
Accrued expenses - related party	-	45,834
Loan payable - Romarco (Note 8)	-	705,186
Accrued interest	-	48,696
Loan payable, current portion	-	1,500,000
TOTAL CURRENT LIABILITIES	1,202,494	3,791,171

LONG-TERM LIABILITIES
Reclamation and remediation liabilities (Note 9)	4,852,289	6,196,570

TOTAL LIABILITIES	6,054,783	9,987,741

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Preferred stock, $0.01 par value, 25,000,000 shares authorized;
nil and 1,000,000 shares issued and outstanding, respectively (Note 10)	-	10,000
Common stock, $0.01 par value, 500,000,000 shares authorized;
69,554,289 and 39,468,051 shares issued and outstanding,
respectively (Note 11)	695,543	394,681
Additional paid-in capital	22,816,127	10,444,652
Additional paid-in capital preferred	-	2,175,000
Value of shares to be issued (Note 11)	547,200	-
Stock options and warrants (Note 12)	8,748,953	4,942,188
Accumulated deficit	(22,508,165)	(14,077,989)
Accumulated other comprehensive income	2,797	-
TOTAL STOCKHOLDERS' EQUITY	10,302,455	3,888,532

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$16,357,238	$13,876,273

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN GOLDFIELDS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		Restated - (Note 15)		Restated - (Note 15)
REVENUES
Revenues from gold sales	$1,897,155	$2,153,160	$6,776,098	$7,851,647

COST OF GOODS SOLD
Mine operating costs	1,680,398	1,599,709	5,551,901	4,761,649
Mine site administration	429,848	376,097	1,106,443	1,079,553
Selling, transportation, and refining	10,681	8,423	27,557	28,712
Depreciation, amortization and accretion	342,248	290,931	989,492	954,678
Royalties	72,475	97,677	255,718	700,654
Reclamation cost recovery	(1,459,859)	-	(1,459,859)	-
Inventory adjustment	118,227	27,764	430,437	791,263
	1,194,018	2,400,601	6,901,689	8,316,509
		-
GROSS PROFIT (LOSS)	703,137	(247,441)	(125,591)	(464,862)

EXPENSES
General and administrative	1,102,603	281,531	3,278,207	1,169,958
Stock based compensation	868,208	186,155	2,638,364	386,016
Severance costs payable in common shares	547,200	-	547,200	-
Exploration - Mesquite	171,894	-	748,193	-
Exploration - Other	79,210	26,424	214,128	143,222
	2,769,115	494,110	7,426,092	1,699,196
		-
OPERATING LOSS	(2,065,978)	(741,551)	(7,551,683)	(2,164,058)

OTHER INCOME (EXPENSE)
Expenses of Romarco merger termination	-	-	(1,225,000)	-
Interest income	88,839	40,150	267,453	133,263
Interest expense	-	(82,814)	(20,434)	(177,107)
Gain on extinguishment of debt	-	-	142,949	-
Loss on foreign exchange	(7,645)	-	(7,645)	-
(Loss) gain on sale of assets	-	-	(18,837)	26,334
	81,194	(42,664)	(861,514)	(17,510)

LOSS BEFORE INCOME TAXES	(1,984,784)	(784,215)	(8,413,197)	(2,181,568)

INCOME TAXES	-	-	-	-

NET LOSS	(1,984,784)	(784,215)	(8,413,197)	(2,181,568)

PREFERRED STOCK DIVIDENDS AND DEEMED DIVIDENDS	-	(1,700,000)	(16,979)	(1,700,000)

NET LOSS TO COMMON STOCKHOLDERS	(1,984,784)	(2,484,215)	(8,430,176)	(3,881,568)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	6,610	-	2,797	-
Forward sales derivative mark-to-market	-	60,934	-	445,547

NET COMPREHENSIVE LOSS	$(1,978,174)	$(723,281)	$(8,410,400)	$(1,736,021)

BASIC AND DILUTED NET LOSS PER SHARE	$(0.03)	$(0.06)	$(0.14)	$(0.10)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	68,009,489	38,891,809	60,063,849	38,836,700

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN GOLDFIELDS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Nine months ended September 30, 2006 - unaudited. Year ended December 31, 2005 - audited)

	Preferred Stock		Common Stock		Additional	Value of Shares	Stock Options		Other
	Number		Number		Paid-in	to be	and	Accumulated	Comprehensive
	of Shares	Amount	of Shares	Amount	Capital	Issued	Warrants	Deficit	Income (Loss)	Total

Balance, December 31, 2004	1,000,000	$10,000	$38,721,810	$387,218	$10,366,305	$-	$4,779,018	$(9,003,365)	$(687,467)	$5,851,709

Options issued for directors' services	-	-	-	-	-	-	173,658	-	-	173,658

Options issued for officers' services	-	-	-	-	-	-	281,920	-	-	281,920

Options issued for services by employees	-	-	-	-	-	-	58,953	-	-	58,953

Options issued for services by consultants	-	-	-	-	-	-	3,784	-	-	3,784

Common stock issued for services	-	-	746,241	7,463	158,998	-	-	-	-	166,461

Expiration of warrants & options	-	-	-	-	28,049	-	(28,049)	-	-	-

Extension of warrants due to expire	-	-	-	-	-	-	39,204	-	-	39,204

Surrendered warrants - Newmont	-	-	-	-	366,300	-	(366,300)	-	-	-

Net loss for the year ended
December 31, 2005	-	-	-	-	-	-	-	(3,340,249)	-	(3,340,249)

Deemed and accrued dividends on preferred stock	-	-	-	-	1,700,000	-	-	(1,734,375)	-	(34,375)

Other comprehensive income	-	-	-	-	-	-	-	-	687,467	687,467

Balance, December 31, 2005 (Restated - Note 15)	1,000,000	10,000	39,468,051	394,681	12,619,652	-	4,942,188	(14,077,989)	-	3,888,532

Common stock and warrants issued by way of
private placement (unaudited)	-	-	20,000,000	200,000	3,812,000	-	1,988,000	-	-	6,000,000

Common shares issued on conversion of
series A preferred stock	(1,000,000)	(10,000)	3,125,000	31,250	(6,250)	-	(15,000)	-	-	-

Common shares issued on conversion of
series A preferred stock warrants	-	-	1,562,500	15,625	284,375	-	-	-	-	300,000

Common shares issued on conversion of
common stock warrants	-	-	5,123,738	51,237	4,935,001	-	-	-	-	4,986,238

Common stock issued for exploration services and
exploration assets acquired	-	-	275,000	2,750	133,750	-	-	-	-	136,500

Value of shares issuable in respect of severance
agreements with former officers	-	-	-	-	-	547,200	-	-	-	547,200

Options issued for directors' services	-	-	-	-	-	-	868,439	-	-	868,439

Options issued for officers' services	-	-	-	-	-	-	1,439,076	-	-	1,439,076

Options issued for services by employees	-	-	-	-	-	-	330,849	-	-	330,849

Warrants issued for services by consultants	-	-	-	-	-	-	233,000	-	-	233,000

Expiration of warrants & options	-	-	-	-	1,037,599	-	(1,037,599)	-	-	-

Net loss for the nine months ended
September 30, 2006	-	-	-	-	-	-	-	(8,413,197)	-	(8,413,197)

Dividend on preferred stock	-	-	-	-	-	-	-	(16,979)	-	(16,979)

Other comprehensive income	-	-	-	-	-	-	-	-	2,797	2,797

Balance, September 30, 2006	-	$-	69,554,289	$695,543	$22,816,127	$547,200	$8,748,953	$(22,508,165)	$2,797	$10,302,455

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN GOLDFIELDS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,
	2006	2005
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(8,413,197)	$(2,181,568)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:

Depreciation (Note 5)	807,099	743,170
Amortization of loan fees	-	198,632
Accretion expense (Note 9)	185,273	-
Reclamation cost recovery (Note 9)	(1,459,859)
Reclamation costs incurred (Notes 6 and 9)	(69,695)	-
(Gain) loss on sale of assets and investments	18,836	(26,334)
Interest accrued on investments - reclamation and remediation	(150,693)	(121,208)
Common stock issued for exploration assets and services	136,500	-
Common stock issuable in respect of severance agreements	547,200	-
Stock based compensation	2,638,364	386,016
Warrants issued for services of consultant	233,000	-
Cost of extending expiry date of warrants	-	5,333
Changes in assets and liabilities:
Decrease (increase) in:
Accounts receivable	(141,581)	(11,562)
Inventories	419,935	727,449
Prepaid expenses	148,768	289,993
Long term deposits	(7,302)	(3,048)
Increase (decrease) in:
Accounts payable	(436,445)	137,108
Accounts payable - related parties	33,694
Accrued expenses	150,962	(176,521)
Accrued expenses - related parties	(45,835)	(13,718)
Accrued interest expense	(48,695)	14,688
		-
Net cash provided (used) by operating activities	(5,453,671)	(31,570)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property & equipment, including Construction
in Progress	(472,069)	(10,853)
Proceeds from sale of investments	-	47,734
Net cash provided (used) by investing activities	(472,069)	36,881

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on loan	(2,205,186)	(1,500,000)
Common stock issued for cash	4,012,000	-
Warrants issued for cash	1,988,000	-
Exercise of warrants to purchase common stock	5,286,238	-
Preferred stock dividends	(51,354)	-
Net cash provided (used) by financing activities	9,029,698	(1,500,000)

Change in cash	3,103,958	(1,494,689)

Cash, beginning of period	52,387	1,534,778

Cash, end of period	$3,156,345	$40,089

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Interest paid	$69,130	$162,419

Taxes paid	$-	$-
NON-CASH FINANCING AND
INVESTING ACTIVITIES:
Stock options and warrants issued for services	$2,638,364	$391,349
Exploration fees and assets paid by issuance of stock	$136,500	$-

The accompanying notes are an integral part of these consolidated financial statements.

WESTERN GOLDFIELDS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1.  ORGANIZATION AND DESCRIPTION OF BUSINESS

Western Goldfields, Inc. (hereinafter the “Company”) and its wholly-owned subsidiaries are engaged in the exploration for, development of and extraction of precious metals principally in the state of California. The Company’s three wholly owned subsidiaries are Western Goldfields Canada Inc. (a management company), Western Mesquite Mines, Inc. (an operating company), and Calumet Mining Company (an exploration company).

The Company was in the exploration stage until late 2003. With the acquisition of the Mesquite Mine in November 2003, the Company exited the exploration stage and became an operating mining company. The Company’s first sale of gold from its production occurred in mid-January 2004.

In November and December 2003, the Company obtained significant additional capital through a private placement of its common stock. Management used the majority of the proceeds from the 2003 financing for operations of the Mesquite Mine, as well as exploration and development at the Mesquite Mine and its other properties.

During 2005 the Company’s deteriorating liquidity position resulted in the rescheduling of bank loan payments that were due on July 31 and October 31, 2005. As at December 31, 2005, the Company’s working capital deficit was $2,514,895. The Company obtained additional capital by completing a private equity financing in February 2006. The proceeds from the private equity financing were used to repay the outstanding debt, to fund the Mesquite Mine feasibility study which was completed in August 2006, and for general corporate purposes. As at September 30, 2006, the Company had working capital of $2,864,355.

The Company’s year-end for reporting purposes is December 31.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These financial statements include the accounts of Western Goldfields, Inc. and its 100% owned subsidiaries: Western Goldfields Canada Inc., Western Mesquite Mines, Inc., and Calumet Mining Company (collectively “Western Goldfields”.) The financial statements include the assets and liabilities of Western Goldfields as at September 30, 2006 and its results of operations and its cash flows for the period ended September 30, 2006. All significant inter-company accounts and transactions have been eliminated on consolidation.

The classification of certain items in these financial statements differs from that adopted in prior periods as a result of grouping or allocation. Such items have been reclassified in the financial statements of the prior period to conform to the new basis.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, reclamation and remediation obligations, impairment of assets, useful lives for depreciation and amortization, measurement of metal-in-process and finished goods inventories, value of options and warrants, and valuation allowances for future tax assets. Actual results could differ from these estimates.

Subject to the comments that follow in respect of exploration and development costs, the accounting policies followed in preparing these financial statements are those used by Western Goldfields as set out in the audited financial statements for the period ended December 31, 2005. These interim statements should be read together with Western Goldfields’ audited financial statements for the period ended December 31, 2005. The financial statements and notes are representations of the Company’s management which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

The Company expenses exploration costs as incurred. The Company capitalizes costs incurred at development projects that meet the definition of an asset after mineralization is classified as proven and probable reserves (as defined by US reporting standards).

3. MINERAL PROPERTIES

The Company controls the following mineral properties:

California Property - Mesquite Mine

In July 2003, the Company issued 111,859 shares of common stock as a deposit on the purchase of the Mesquite Mine, in Imperial County, California, from Newmont Mining Corporation. In November 2003, the Company completed this purchase and issued an additional 2,217,609 shares of its common stock and warrants to purchase 2,494,810 shares of common stock at an exercise price of $1.00 per share. In December 2003, the Company issued 1,125,000 shares of its common stock and warrants to purchase 5,596,370 shares of its common stock at an exercise price of $1.00 per share in final settlement of its obligations under this agreement (See note 12).

	Amount	Value per share	Value
Reclamation Obligation Assumed	-	-	$5,998,994

Western Goldfields Common Stock	$3,454,468	$0.52	1,789,891
Warrants - Western Goldfields stock, exercisable at $1.00 per share of common, 450 days from issuance and for five years thereafter (1)	2,494,810	0.18	449,066
Warrants - Western Goldfields stock, exercisable at $1.00 per share of common, 815 days from issuance and for five years thereafter (1)	5,596,370	0.16	895,419
Total Consideration			$9,133,370

Allocation to Fixed Assets:
Property, plant and equipment, including buildings	$6,471,000
Mineral properties	2,662,370
$9,133,370
(1)	See Note 12

The fair market value of the acquired property, plant and equipment was determined by review by the Company’s mine operations contractor. The remaining value was allocated to mineral properties, and expensed in December 2003, as a part of $2,791,603 in exploration expense.

4. INVENTORIES

Inventories consist of the following as at September 30, 2006 and December 31, 2005:

	September 30, 2006	December 31, 2005
Metal-in-process	$238,990	$669,426
Supplies	246,422	235,921
Inventories	$485,412	$905,347

Metal-in-process inventory contained approximately 399 and 1,406 ounces of gold at September 30, 2006 and December 31, 2005, respectively.

	September 30, 2006	December 31, 2005
Beginning Metal-in Process Inventory	$669,426	$1,476,058
Operating Costs for the Period	7,116,260	7,977,474
Depreciation & Amortization for the Period	804,216	1,217,564
Less Cost of Metal Sales	(8,350,912)	(10,011,670)
Inventories	$238,990	$669,426

5. PROPERTY AND EQUIPMENT

The following is a summary of property, equipment, and accumulated depreciation at September 30, 2006 and December 31, 2005:

	September 30, 2006	December 31, 2005
Buildings	$3,550,000	$3,550,000
Equipment	3,928,982	3,480,495
	7,478,982	7,030,495
Less accumulated depreciation	(2,961,561)	(2,170,061)
Net Property and Equipment	$4,517,421	$4,860,434

Depreciation expense for the nine months ended September 30, 2006 and for the year ended December 31, 2005 was $807,099 and $1,018,682, respectively. The Company evaluates the recoverability of property and equipment when events and circumstances indicate that such assets might be impaired. The Company determines impairment by comparing the present value of future cash flows estimated to be generated by these assets to their respective carrying amounts or by reviewing the carrying value of to the estimated values form used equipment brokers for plant and equipment. Maintenance and repairs are expensed as incurred. Replacements and betterments are capitalized. The cost and related reserves of assets sold or retired are removed from the accounts, and any resulting gain or loss is reflected in results of operations.

6.  RECLAMATION AND REMEDIATION INVESTMENTS AND BONDS

In November 2003, the Company entered into a bonding and insurance plan with American International Specialty Lines Insurance Company (“AIG”) in respect of the operations and certain closure liabilities of the Mesquite Mine. Initial premiums paid to the insurance company were $7,641,615, consisting of $5,998,994 to establish a reimbursement account in respect of the net present value of the expected reclamation costs, and $1,642,621 in respect of the prepaid premiums for an excess liability policy with an eleven year term covering closure and reclamation obligations up to $14,000,000 and a liability policy in respect of pollution and remediation obligations up to $5,000,000 with a ten year term .

During the quarter ended September 30, 2006, the Company commenced closure procedures in respect of the Vista heap leach pad and submitted related costs of $69,695 to AIG for reimbursement.

The following is a summary of cumulative activity in the reimbursement account at September 30, 2006 and December 31, 2005:

	September 30, 2006	December 31, 2005
Original policy premium	$5,998,994	$5,998,994
Interest earned	469,614	249,226
	6,468,608	6,248,220
Reclamation costs reimbursed	(69,695)	-
Closing balance	$6,398,913	$6,248,220

The following bonds have been issued by AIG to regulatory agencies under the bonding component of the insurance program:

Bond Number	Inception/ Modification Date	Contract Amount	Obligee(s)
ESD 7315360	August 9, 2005	$1,179,465	Imperial County, California
			California Department of Conservation
			U.S. Bureau of Land Management

ESD 7315361	August 9, 2005	$1,190,614	Imperial County, California
			California Department of Conservation
			U.S. Bureau of Land Management

ESD 7315362	November 7, 2003	$61,783	Imperial County, California
			California Department of Conservation
			U.S. Bureau of Land Management

ESD 7315363	November 7, 2003	$550,000	California Water Quality Control Board

ESD 7315358	November 7, 2003	$3,984,199	U.S. Bureau of Land Management

ESD 7315359	November 7, 2003	$50,000	CA State Lands Commission

The feasibility study completed during the quarter ended September 30, 2006 estimated a mineral reserve for the Mesquite Mine of 1,229,000 gold ounces of proven reserves, 1,132,000 gold ounces of probable reserves and a project life of 13 years. In light of the results of the feasibility study the Company revised its reclamation cost estimates and has commenced discussions with the regulatory agencies with a view to updating the bonding program.

7. LONG-TERM PREPAID EXPENSES

The Company has entered into an insurance policy with an 11 year term with AIG to insure closure and reclamation risks of up to $14,000,000 at the Mesquite Mine. The policy covers closure and reclamation risk above the amount covered by the Remediation and Reclamation Investment Account. The Company has entered into an additional policy with a 10 year term with AIG to insure pollution and remediation liabilities of up to $5,000,000. The advance premium of $1,642,621 in respect of these policies is being amortized over the terms of the policies.

	September 30, 2006	December 31, 2005
Original Policy Premiums	$1,642,621	$1,642,621
Amortization to date	(443,511)	(329,768)
Unamortized Premium Cost	1,119,110	1,312,853
Current Portion	(151,649)	(151,649)
Long-Term Prepaid Expenses	$1,047,467	$1,161,204

As a consequence of the feasibility study completed during the quarter ended September 30, 2006 and in anticipation of revisions in the bonding program, the Company intends to open discussions with AIG with a view to updating its insurance program.

8.  LOANS PAYABLE

Romarco Minerals Inc.

On September 30, 2005, the Company entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Romarco Minerals Inc. (“Romarco”). Pending completion of the Merger Agreement the Company obtained financing from Romarco by way of promissory notes, convertible into common stock of the Company at a conversion price of $0.17. The notes were payable on demand and bore interest at a rate of 12%. As at December 31, 2005 the liability to Romarco in respect of principal and interest was $705,186. On February 13, 2006, the Company announced that it and Romarco had terminated the Merger Agreement and had entered into a Termination Agreement under which, amongst other things, the Company repaid all outstanding promissory notes payable to Romarco, totaling $728,257 including principal and interest.

Project Financing

As part of the acquisition of the Mesquite Mine, the Company entered into a Credit Facility Agreement on November 5, 2003, with R.M.B. International, (Dublin) Limited (“RMB”), a Republic of Ireland corporation. This two-year credit facility agreement resulted in the Company receiving $6,000,000 for a mortgage, security, assignment, and financing agreement. Substantially all of the assets acquired in the Mesquite Mine were pledged and mortgaged under these agreements, as well as most of the Company’s other property. Interest accrued on this credit facility at LIBOR plus 6% per annum, on a monthly basis. In January, April, July and October 2004, the Company made the first four quarterly payments of $750,000 plus interest leaving a balance of $3,000,000 to be paid in 2005. In January and April of 2005 the Company made two more quarterly payments leaving a balance of $1,500,000 to be paid in 2005. On August 2, 2005 the Company entered into a Supplemental Agreement with RMB under which RMB agreed that it would not demand the loan payment due July 31, 2005 until October 31, 2005. On November 3, 2005 the Company issued to RMB 576,241 shares of its common stock to extend the two remaining loan payments until April 26, 2006. The loan was paid in full with interest on February 12, 2006.

As part of the credit facility agreement, the Company entered into a gold hedging program under which it sold forward 26,399 ounces of gold at $382.95 per ounce, or approximately 50% of expected production of gold from the heaps. These ounces were scheduled to begin delivery on January 30, 2004 and every three months thereafter until October 30, 2005. On each of the settlement dates, the Company settled in cash for the difference between the sales price and the hedged price times the number of scheduled ounces to be sold for that three month period. The Company was not required to put up collateral, and the Company was not subject to any margin requirements.

The Company sold gold for more than the hedged price in the periods ended January 30, April 30, July 30, and October 30, 2004 and 2005, it made payments under the hedge totaling $261,768 in 2004 and $687,480 in 2005, reducing revenue by corresponding amounts.

Since October 30, 2005, the Company has reverted to selling its gold production at prevailing market prices since all of the hedges were settled.

9. RECLAMATION AND REMEDIATION LIABILITIES

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from operations and to perform site reclamation and remediation activities. The Company’s provisions for reclamation and remediation liabilities are based on known requirements. It is not possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company’s estimate of the net present value of these obligations for the Mesquite Mine is based upon existing reclamation standards at September 30, 2005 and is in conformity with SFAS No. 143.

As part of the consideration for the Mesquite Mine acquisition, the Company assumed final reclamation and closure liabilities with an estimated net present value of $5,998,994. At that time the Company entered into a bonding and insurance plan with AIG in respect of these liabilities (Note 6 and 7). The increase in the net present value of the liability is recognized for accounting purposes as accretion expense during the period under review.

The feasibility study completed during the quarter ended September 30, 2006 estimated a mineral reserve for the Mesquite Mine of 1,229,000 gold ounces of proven reserves, 1,132,000 gold ounces of probable reserves and a project life of 13 years. In light of this information, the Company completed a review of the reclamation plan and the SFAS No. 143 reclamation and remediation liability as at September 1, 2006. The net present value of these obligations was revised to $4,893,690. The difference between this revised estimate and the accreted value up to August 31, 2006, has been accounted for as a recovery of $1,459,859.

The Company had previously completed a review of the reclamation plan and the SFAS No. 143 reclamation and remediation liability as at December 31, 2005. At that time, the net present value of these obligations was revised to $6,196,570 and the Company recorded a recovery in 2005 of $543,964. This adjustment was predominately due to changes in the estimated timing of costs to be incurred.

The following table sets out the activity for the Company’s reclamation and remediation liabilities for the nine months ending September 30, 2006 and for the year ending December 31, 2005:

	September 30, 2006	December 31, 2005
Opening Balance	$6,196,570	$6,358,994
Accretion	185,273	381,540
Reclamation costs incurred	(69,695)	-
Reduction in the present value of obligations	(1,459,859)	(543,964)
Ending Balance	$4,852,289	$6,196,570

10.  PREFERRED STOCK

The Company has 25,000,000 shares, $0.01 par value per share, of preferred stock authorized. As of September 30, 2006 and December 31, 2005, there were no and 1,000,000 shares issued and outstanding, respectively

On December 31, 2004, the Company entered into a subscription agreement with RAB Special Situations, LLP (“RAB”), pursuant to which the Company issued and sold to RAB 1,000,000 shares of its Series “A-1” convertible preferred stock (“Series A Preferred”) and warrants to purchase up to 500,000 shares of its Series A Preferred, for an aggregate purchase price of $500,000.

The holders of Series A Preferred were entitled to receive dividends at a rate of 7.5% of the conversion price (as defined) per annum. The Company paid accrued dividends in the amount of $51,354 on conversion of the Series A Preferred on May 31, 2006.

The number of shares of Series A Preferred and the purchase price per share of Series A Preferred were subject to adjustment under certain circumstances, including upon the deemed issuance of additional shares of the Company’s common stock. On August 25, 2005, the Company issued an option to Romarco to purchase shares of its common stock at a price of $0.16 each, which constituted a deemed issuance. Accordingly the conversion price of the Series A Preferred was reduced to $0.16.

The warrants issued under the subscription agreement entitled the holder to purchase up to 500,000 shares of Series A Preferred, initially at an exercise price per share of $0.60. The warrants were exercisable for a period of two years at any time on or after December 31, 2004. Pursuant to the deemed issuance referred to above, the exercise price of the warrants was reduced to $0.19.

On May 31, 2006, RAB converted its holding of 1,000,000 Series A Preferreds at a conversion price of $0.16 per share to acquire 3,125,000 shares of common stock and exercised its warrants at a conversion price of $0.19 each to acquire 1,562,500 shares of common stock . 275,736 of these shares were issued to RAB on August 11, 2006

11. COMMON STOCK

On February 13, 2006 the Company announced the closing of the initial $3,700,000 of a non-brokered private placement financing of $6,000,000. On February 20, 2006, the Company announced the closing of the balance of $2,300,000 of the private placement. The private placement was in respect of 20,000,000 units at a purchase price of $0.30 per unit. Each unit comprises one share of common stock and one half common stock purchase warrant. Each full common stock purchase warrant has an exercise price of $0.45 and a term of two years. The consideration for the units has been allocated $200,000 as to common stock, $3,812,000 as to additional paid in capital, and $1,988,000 as to warrants.

On May 31, 2006 the Company issued 2,941,178 shares of its common stock upon the conversion by RAB Special Situations, LLP (“RAB”) of its holding of 1,000,000 shares of Series A Preferred stock at an exercise price of $0.16. At the same date the Company issued 1,470,588 shares of common stock at a price of $0.19 per share for cash consideration of $300,000, upon the exercise by RAB of the warrants, originally to purchase 500,000 shares of common stock at $0.60. A further 275,736 common shares were issued to RAB in respect of these transactions on August 11, 2006.

During the nine months period to September 30, 2006, the Company has issued 5,123,738 shares of common stock for cash consideration of $4,986,238 upon the exercise of 4,873,738 warrants to purchase common shares at $1.00 each and 250,000 warrants to purchase common shares at $0.45 each.

In addition, from time to time the Company has issued shares of common stock in satisfaction of obligations. Such issuances were made by reference to the closing price of the share on the date of issuance.

On January 2, 2006, the Company issued 37,500 shares of common stock to Mountain Gold Exploration Inc. and 37,500 shares of common stock to IW Exploration Co. for work commitments required under the terms of a mineral lease. The shares were valued at $16,500.

On February 22, 2006, the Company issued 200,000 shares of common stock to the shareholders of Nevada Colca Gold Inc. under the terms of an Asset Purchase Agreement dated January 24, 2006. The shares were valued at $120,000. On February 10, 2005 the Company issued 25,000 shares of common stock for lease payments due under an Exploration and Mining Lease Agreement.

Under the terms of severance agreements dated October 21, 2005 with two former executives, the Company was obligated to issue an aggregate of 240,000 shares of common stock in the event of the completion of a feasibility study in respect of the Mesquite Mine. Completion of such a study was announced on August 9, 2006 at which date the closing price of the Company’s common shares was $2.28. The shares issuable in respect of this obligation were issued on October 25, 2006. The cost of $547,200 relating to this transaction has been included in compensation expense during the quarter ended September 30, 2006.

On March 1, 2005 the Company issued 50,000 shares of common stock for lease payments due under an exploration and mining lease agreement.

On April 26, 2005, the Company issued 70,000 shares of common stock for work commitments required under the terms of an exploration and mining lease agreement. On the same date, the Company issued 25,000 Shares of common stock to a company controlled by a director, in consideration for the negotiation of a subscription agreement with RAB.

On August 2, 2005 the Company entered into a supplemental agreement with RMB. RMB agreed that it would not demand the Company pay the loan payment due July 31, 2005 until October 31, 2005. On November 3, 2005 the Company issued RMB 576,241 shares of common stock to extend the two remaining loan payments until April 26, 2006.

12. STOCK OPTIONS AND WARRANTS

The Company estimates the fair value of options and warrants using the Black-Scholes Option Price Calculation. During the nine month period ended September 30, 2006 the Company used the following assumptions in estimating fair value: risk-free interest rate in a range from 4.6% to 5.0% (2005 - 4%), volatility rate - 104% to 107% (2005 - 70%), and expected life of the options and warrants in a range from two to seven years (2005 - two to ten years). The Company also assumed that no dividends would be paid on common stock.

Some options and warrants may be exercised by means of a “cash-less exercise” to receive a number of shares of common stock equal in market value to the difference between the market value of the shares of common stock issuable under the options or warrant and the total cash exercise price of the option or warrant being exercised.

Options

On February 13, 2006, the Company issued 7,600,000 options to certain directors, officers and employees, with an exercise price of $0.34. The options are exercisable in three equal installments beginning on June 14, 2006 and thereafter on February 13, 2007 and 2008. The options were valued at $2,500,400.

On April 13, 2006, the Company issued 320,000 options to consultants, with an exercise price of $0.93 per share. The options are exercisable in three equal installments beginning on June 14, 2006 and thereafter on April 13, 2007 and 2008. The options were valued at $252,800.

On June 14, 2006, the Company issued 500,000 options to an officer, with an exercise price of $2.03 per share. The options are exercisable in three equal annual installments beginning on June 14, 2006. The options were valued at $884,000.

On August 9, 2006, the Company issued 475,000 options to employees, with an exercise price of $2.28 per share. The options are exercisable in three equal annual installments beginning on August 9, 2006. The options were valued at $931,950.

In the first quarter of 2005, the Company granted 250,000 options exercisable for the purchase of one share of common stock each with an exercise price when vested of $0.50. These options vested over a period of one year. The options were valued at $45,000.

In the second quarter of 2005, the Company granted 1,423,500 options exercisable for the purchase of one share of common stock each with an exercise price when vested of $0.40. These options vested over a period of one year. The options were valued at $327,405.

In the fourth quarter of 2005, the Company granted 150,000 options exercisable for the purchase of one share of common stock each with an exercise price when vested of $0.40. These options vested over a period of six months. The options were valued at $11,250.

The following is a summary of stock options activity for the nine month period ending September 30, 2006 and for the year ended December 31, 2005:

	Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Balance January 1, 2005	5,023,084	$ 0.76
Granted	1,823,500	$0.41
Cancelled / Expired	(173,684)	-
Outstanding at December 31, 2005	6,672,900	$0.69
Exercisable at December 31, 2005	6,385,984	$0.69

Weighted average fair value of options as of December 31, 2005			$0.26

Balance January 1, 2006	6,672,900	$0.69
Granted	8,895,000	$0.56
Cancelled / Expired	(771,650)	$0.80
Outstanding at September 30, 2006	14,796,250	$0.61
Exercisable at September 30, 2006	8,579,334	$0.63
Weighted average fair value of options as of September 30, 2006			$0.41

Warrants

The following is a summary of warrant activity for the nine month period ending September 30, 2006 and for the year ended December 31, 2005:

	Nine Months Ended September 30, 2006	Year ended December 31, 2005

Balance, start of period	22,302,849	25,462,515
Granted	11,000,000	-
Cancelled / Expired	(1,241,669)	(1,124,666)
Exercised	(5,123,738)	-
Surrendered	-	(2,035,000)
Balance, end of period	26,937,442	22,302,849

Warrants outstanding to acquire common shares of the Company at September 30, 2006 are as follows:

Warrants Outstanding	Exercise Price	Expiry Date
100,000	$0.60	October 31, 2006 (1)
225,000	0.60	February 23, 2010
6,056,180	0.76	5 years after the 2nd anniversary of the effective date of the registration agreement in respect of the warrants and shares of warrant stock (1) (2)
9,562,262	1.00	October 31, 2006 - May 19, 2007 (3)
9,750,000	0.45	February 13, 2008 - February 17, 2008
1,000,000	0.30	February 14, 2008 (4)
150,000	1.00	December 18, 2006
26,937,442

(1)	As at September 30, 2006, the warrants and shares of warrant stock had not become effective by way of a registration statement.

(2)
8,091,180 warrants were issued to Newmont Mining Corporation (“Newmont”) pursuant to the Asset Purchase Agreement effective November 7, 2003. On April 18, 2005, Newmont renounced 2,035,000 of these warrants to hold 6,056,180 at December 31, 2005. On April 12, 2006 the Company agreed with Newmont to defer the earliest exercise date in respect of 3,296,370 of the warrants from June 10, 2006 to June 10, 2007. Under the anti-dilution provisions of the warrant the exercise price was reduced from $1.00 to $0.76 upon the issuance of common shares and warrants by way of private placement on February 13, 2006.

(3)	The warrants were initially issued for a 2 year term. On October 20, 2005 the board of directors of the Company approved the extension of the term of the warrants by one year.

(4)	Issued to Metalmark Management LLC in respect of services rendered in connection with private placement dated February 14, 2006

13. RELATED PARTY TRANSACTIONS

On January 3, 2006 the Company issued 37,500 shares to Mountain Gold Exploration, Inc. (“Mountain Gold”) in settlement of an amount due under an exploration and mining lease agreement (“the Lease Agreement”). Thomas Callicrate, who prior to January 3, 2006 was the Company’s Vice President of Exploration and a Director, is the President, Secretary and Treasurer of Mountain Gold.

On February 22, 2006, the Company issued 200,000 shares of common stock to the shareholders of Nevada Colca Gold Inc. (“Nevada Colca”) pursuant to an Asset Purchase Agreement dated January 24, 2006. The Company thereby acquired certain assets comprising office equipment, property files, an environmental bond and cash for consideration of $120,000. Lawrence O’Connor, who at the time was the Company’s Vice President - Operations, also served as President of Nevada Colca.

In March 2006, the Company concluded a cost sharing agreement with Silver Bear Resources Inc. (an Ontario corporation) (“Silver Bear”) under which a portion of Silver Bear’s office overhead is now charged to the Company on the basis of the expected time commitment of the staff involved. The Company is related to Silver Bear as the senior executives of Silver Bear also serve as senior executives and directors of the Company. During the nine month period ended September 30, 2006, overhead costs of approximately $186,300 were charged to the Company under this agreement and as at September 30, 2006, $33,694 was payable to Silver Bear.

On February 10, 2005 and March 1, 2005 the Company issued 12,500 and 25,000 shares of common stock, respectively, to Mountain Gold in settlement of amounts owing under the Lease Agreement. Thomas Callicrate, who at the time was the Company’s Vice President of Exploration and a Director, is the President, Secretary and Treasurer of Mountain Gold.

On April 26, 2005, the Company issued 35,000 shares of common stock to Mountain Gold in settlement of an amount due under the Lease Agreement. Thomas Callicrate, who at the time was the Company’s Vice President of Exploration and a Director, is the President, Secretary and Treasurer of Mountain Gold.

On April 26, 2005, the Company issued 25,000 shares of common stock to Proteus Capital Corp. (“Proteus”), a corporation owned and controlled by Douglas Newby, who at the time was Executive Vice-President and a Director of the Company, in consideration for the negotiation of a subscription agreement with RAB. Mr. Newby had a separate consulting relationship with the Company, whereby Proteus was compensated for consulting services at the rate of $4,000 per month plus expenses. On February 15, 2005 Proteus agreed to provide executive management and director services on a part-time basis for the Company for a monthly fee of $9,167. Mr. Newby resigned as Chairman of the Board, President and Chief Executive Officer effective February 13, 2006 and as a Director effective March 29, 2006.

14. COMMITMENTS AND CONTINGENCIES

Mining Industry

The Company is engaged in the exploration and development of mineral properties. At present, the Company has completed a feasibility study which establishes proven and probable reserves.

Although the minerals exploration and mining industries are inherently speculative and subject to complex environmental regulations, the Company is unaware of any pending litigation or of any specific past or prospective matters which could impair the value of its mining claims.

Lease Agreement

On November 1, 2005, the Company leased office space in Reno, Nevada to provide for corporate offices. This lease was for a term of three years, requiring monthly minimum lease payments of $2,215. The lease was renewable for three one-year renewal periods at a 5% increase in base rent to $2,326 per month and $2,558 in the third year. The Company closed the Reno office in June 2006 and the Company’s obligations were terminated by way of an assignment and assumption of lease agreement dated July 5, 2006.

Contract with the County Sanitation District of Los Angeles

During its ownership of the Mesquite Mine, Hanson Natural Resources, a prior operator of the mine, entered into an agreement with the County Sanitation District of Los Angeles County, which then developed and permitted a plan to create a 100 year landfill at the Mesquite Mine that when completed is expected to be the largest residential waste disposal in the United States.

Waste is expected to be dumped on lined pads on the pediment commencing in an area to the southwest of the Mesquite pits, ultimately including the southern sections of the leach pads. The waste dumps can utilize much of the material mined at Mesquite as liner and seal. Each cell of the landfill is expected to be sealed as it is completed.

Under the agreement with the County Sanitation District of Los Angeles County, the Company has the right to explore, mine, extract, process, market and sell ore, and otherwise conduct mining and processing activities, anywhere on the property for an initial period through 2024 with automatic extensions until 2078. Much of the infrastructure at the property is likely to be retained by the landfill after mining operations are completed and the Company has met certain reclamation standards. Landfill operations are not expected to begin until 2008.

Drilling Program at Mesquite Mine

Subsequent to the announcement of the results of the feasibility study on August 9, 2006 the Company entered into a contract valued at $1,723,000 with Layne Christenson Company, a contract drilling company, to explore for and develop a potential sulfide gold resource at the Rainbow East and Vista East areas of the Mesquite property. The program involves 70 to 100 holes and the estimated footage for the program is 60,000 to 80,000 feet. The program is ongoing and results are not yet available.

15.  CORRECTION OF ERROR

Subsequent to release of its audited financial statements for the year ended December 31, 2005, the Company has determined that the conversion option of its Series A Preferred stock (see Note 10) constitutes a contingent “beneficial conversion feature” in terms of EITF 98-5. Previously, the Company had not recognized any conversion benefit arising to holders of the Series A Preferred stock when the Company granted an option to Romarco Minerals Inc. on August 25, 2005. The Company has valued the conversion benefit arising to holders of the Series A Preferred stock and warrants at $1,700,000 and has accounted for this as a deemed dividend as at the date of the trigger event, August 25, 2005. The Company has revised its financial statements for the nine month period ended September 30, 2005 and for the year ended December 31, 2005 to reflect this error correction.

	September 30, 2005
Financial Position	As Originally Reported	As Restated
Additional paid-in capital	$475,000	$2,175,000
Accumulated deficit	(11,184,933)	(12,884,933)

	Three Months ended September 30, 2005		Nine Months ended September 30, 2005
Statement of Operations and Comprehensive Loss	As Originally Reported	As Restated	As Originally Reported	As Restated
Additional paid-in capital - preferred	$-	$(1,700,000)	$-	$(1,700,000)
Net loss to common shareholders	(784,215)	(2,484,215)	(2,181,568)	(3,881,568)
Basic and diluted net loss per share	$(0.02)	$(0.06)	$(0.04)	$(0.10)

	December 31, 2005
Financial Position	As Originally Reported	As Restated
Additional paid-in capital	$475,000	$2,175,000
Accumulated deficit	(12,377,989)	(14,077,989)

16. SUBSEQUENT EVENTS

During the period October 1 to October 31, 2006, the Company has received $4,631,162 in respect of the exercise of 4,631,162 warrants to purchase common shares at a price of $1.00 and $66,000 in respect of the exercise of 135,000 options to purchase common shares.

Item 2: Management’s Discussion and Analysis or Plan of Operations

(Dollar amounts are stated in thousands of US dollars unless otherwise stated)

The following discussion provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of Western Goldfields Inc and its subsidiaries (collectively “Western Goldfields” or the “Company”). This item should be read in conjunction with our unaudited consolidated financial statements and the notes thereto included in this quarterly report.

Overview

We are an independent precious metals production and exploration company with operations focused in the western United States. In November 2003 we acquired the Mesquite Mine (“Mesquite” or “the Mine”) from a subsidiary of Newmont Mining Corporation (“Newmont”). Mesquite is our principal asset, providing us with current gold production based on leaching the material that was placed on the heap leach pads by Newmont and previous owners of the property. As a result of the current relatively high selling price for gold, since the acquisition from Newmont this production has provided us with operating cash flow to help sustain our operations pending completion of a feasibility study which we believed would justify resumption of mining operations.

In February 2006, we closed a $6,000 private placement financing which significantly improved our financial position, enabled us to repay all our outstanding debt and proceed towards completion of the Mesquite feasibility study. We also announced the appointment of new directors and a new management team.

On August 9, 2006 we announced the completion of the Mesquite feasibility study, which indicated proven and probable reserves of 2.36 million ounces of gold. On the basis of this study we are now focused on equipment specification and related financing with a view to resumption of mining operations in the second quarter of 2008.

The Mesquite Feasibility Study

In March 2006, we initiated a feasibility study with a view to expanding our operations and identifying mineable reserves at Mesquite. Specifically, the study was designed to determine whether mineralized material, which is accessible under the approved expansion permits, can be economically exploited. The study used drilling results conducted by previous holders of the property and mineral rights. The total cost of the feasibility study was $838.

In August 2006, Micon International Limited (“Micon”), a consultant from Toronto, Canada, completed the feasibility study and reported positive results.

The mineral reserve estimate for the Mesquite Mine Feasibility Study was prepared by M. Hester, FAusIMM, Vice President, Independent Mining Consultants, Inc. (“IMC”), Tucson AZ. The following technical information has been excerpted or otherwise derived from the information in the feasibility study and a technical report entitled “Technical Report on the Mesquite Expansion Feasibility Study, Imperial County, California,” dated August 6, 2006.

Mineral Reserve Estimate

  The feasibility study was based upon the mineral reserve estimates compiled by IMC. IMC updated the resource block model for the Mesquite Mine in May 2006. The May resource model was estimated and classified based primarily on the historical drill data, consisting of 6,221 predominantly reverse circulation drill holes totaling 2.7 million feet. Gold assays were collected on five foot intervals providing approximately 487,850 sample intervals that were used in completing the estimate.

It is the opinion of IMC that the proposed mine production schedule defines a mineral reserve for a mining project. Measured and indicated mineral resources in the design pits are converted to proven and probable mineral reserves respectively. Oxide reserves are reported using a cut-off grade of 0.006 oz per ton, non-oxide reserves are reported above a 0.012 oz per ton cut-off grade. The final pit design for the Mesquite Mine was based on floating cones at a gold price of $450 per ounce, except for the west side of the Vista ore body and east side of the Big Chief ore body where floating cones of $350 were used to define the location of a planned surface diversion drainage channel. Pit designs included haul roads and adequate working room for the equipment.

The IMC estimates for mineral reserves for the Mesquite Mine are described in the following table.

Mesquite Mineral Reserves (1)
August 2006

Reserve Class	Tonnage (000s) (2)	Grade oz/ton	Gold Ounces	Metallurgical Recovery (3)
Proven Mineral Reserves
Oxide	55,923	0.017	923,000	75-80%
Non-oxide	12,749	0.024	306,000	35-40%
Total Proven	68,672	0.018	1,229,000
Probable Mineral Reserves
Oxide	52,589	0.017	910,000	75-80%
Non-oxide	9,647	0.023	222,000	35-40%
Total Probable	62,236	0.018	1,132,000

(1) The term “reserve” means that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. The mineral reserves were estimated in accordance with Industry Guide 7, administered by the Securities and Exchange Commission and the Canadian Institute of Mining, Metallurgy and Petroleum’s “Standards on Mineral Reserves, Definitions and Guidelines.”

The term “economically,” as used in the definition of reserve, means that profitable extraction or production has been established or analytically demonstrated in a full feasibility study to be viable and justifiable under reasonable investment and market assumptions.

The term “legally,” as used in the definition of reserve, does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved. However, for a reserve to exist, we must have a justifiable expectation, based on applicable laws and regulations, that issuance of permits or resolution of legal issues necessary for mining and processing at the Mesquite Mine will be accomplished in the ordinary course and in a timeframe consistent with our current mine plans.

The term “proven reserves” means reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling; and (c) the sites for inspection, sampling and measurements are spaced so closely and the geologic character is sufficiently defined that size, shape, depth and mineral content of reserves are well established.

The term “probable reserves” means reserves for which quantity and grade are computed from information similar to that used for proven reserves, but the sites for sampling are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for  proven reserves, is high enough to assume continuity between points of observation.

Proven and probable reserves were calculated using different cut-off grades. The term “cut-off grade” means the lowest grade of mineralized material that can economically be included in the reserves in a given deposit. Cut-off grades vary between deposits depending upon prevailing economic conditions, mineability of the deposit, amenability of the ore to gold extraction, and type of milling or leaching facilities available. The cut-off grades used in the reserve estimates at the Mesquite Mine were 0.006 for oxide material and 0.012 for non-oxide material.

August 2006 reserves were calculated at a gold price of $450.

(2) Tonnages include allowances for losses resulting from mining methods. Tonnages are rounded to the nearest 100,000.

(3) Ounces are estimates of metal contained in ore tonnages and do not include allowances for processing losses. Metallurgical recovery rates represent the estimated amount of metal to be recovered through metallurgical extraction processes. Ounces are rounded to the nearest 1,000.

Economic Evaluation

The feasibility study forecasts that increased gold production at the Mine could be achieved within 19 months. Based on the estimated mineable reserves, we have developed a mine plan and processing design to mine and treat around 16 million tons of ore per year.  Based on the estimated total of 131 million tons contained in the mineable reserves, we project a project life of about 13 years, including 19 months of engineering, procurement, construction and development followed by about 9½ years of mine production and 2 additional years of re-leaching. During the additional two years of re-leaching, we project to recover an additional 85,000 ounces of gold.

The feasibility study projects that we can produce ore from the Mine containing approximately 165,000 ounces recoverable gold per year, using conventional open pit mining methods and a run-of-mine (ROM) leach pad. Average gold recovery is assumed to be 76% during the life of the mine. Depending on ore grade and recovery, this requires mining between 10.1 million and 16.2 million tons of ore per year (average of 13.6 million tons of ore per year). The peak total material movement is 54 million tons per year. The mine plan has been sequenced to allow a significant amount of waste to be backfilled into previously completed mining areas.

Other key estimates from the feasibility study include:

•	initial capital expenditures of approximately $88.2 million. See the chart below for further details regarding the capital cost estimates involved with reactivating the Mine;

•
cost of goods sold per ounce of $335, excluding the pre-stripping expense, based on estimates that assumed second quarter 2006 high energy and commodity prices. (See the subsection below that provides detail regarding the estimated cost of goods sold per ounce of gold);

•	pre-production stripping expense of $18.7 million, to be incurred principally in 2007; and

•	sustaining capital requirements of approximately $14.7 million.

The feasibility study results were derived based on the following main assumptions:

•	sunk costs were not included;

•	payment of applicable royalties, being approximately $20 million was included;

•	payment of the California gold tax, being approximately $8 million was included;

•	a working capital allowance was not included;

•	state and federal income taxes, including property taxes, were included; and

•	all operating and capital costs were based on second quarter US dollar costs.

Capital Cost Estimates

The following chart shows the feasibility study estimates regarding the main initial capital costs that will be involved in the reactivation of the Mine.

Initial Capital Cost Summary
(in $ millions)

Mining fleet	$59.0
Infrastructure
Mine maintenance facility	4.6
Plant and improvements	7.6
Heap leach pad expansion	9.2
Reagents, freight spares	2.1
Subtotal	23.5
Contingency	2.7
Owners cost	1.2
Project indirects	1.8
Subtotal	5.7
Total	$88.2

Operating Cost Estimates

The following chart shows the feasibility study estimates regarding the main operating costs that will be involved in the operation of the Mine. Operating cost estimates included all on site mining and processing activities as well as general and administration costs to manage the operations. The operating costs were based upon August 2006 salary levels and consumable costs for the existing operations at the Mine.

Unit Operating Costs Estimates

Mining cost per ton	$0.76
Processing cost per ton of ore	$1.02
General and administrative cost per ton	$0.32
California gold tax per ounce	$5.00
Royalties (NSR)	2.41%

Cost of Goods Sold Per Ounce

The following chart shows the feasibility study estimates regarding the cost of goods sold from the Mine during the life of the mine.

Cost of Goods Sold Per Ounce
($ per ounce)

Cash operating cost	$318
California gold tax	5
Royalties	12
Cost of Goods Sold Per Ounce Before
Pre-Production Stripping Expense	335
Pre-production stripping expense (principally 2007)	11
Total Cost of Goods Sold Per Ounce	346
Total capital (LOM) - $102.9 million
Total ounces of gold recovered - 1,666,255
Capital cost per ounce recovered	62
Total costs per ounce	$408

Selected Financial Results (in $000s)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005

Revenues net	$1,897	$2,153	$6,776	$7,852
Gross profit (loss)	703	(247)	(126)	(465)
Net loss	(1,985)	(7,84)	(8,413)	(2,182)
Net loss to common shareholders	(1,985)	(2,484)	(8,430)	(3,882)

Net loss per common share, basic and diluted	$(0.03)	$(0.06)	$(0.14)	$(0.10)

Gold ounces produced	3,029	4,989	10,893	17,521
Gold ounces sold	3,070	5,244	11,445	19,336
Average price received per ounce	$618	$411	$592	$406
Cash operating costs per ounce(i)	$753	$402	$644	$381

(i)	Cash operating costs include mine cost of goods sold less non-cash depreciation, amortization and accretion, and reclamation cost recovery.

Consolidated Financial Results / Overall Performance (in $000s)

The Company’s net loss to common shareholders for the three and nine month periods ended September 30, 2006 was $1,985, or $0.03 per share, and $8,430, or $0.14 per share, respectively. This compares with $8,430, or $0.06 and $3,882 or $0.10 for the comparable periods in the previous year.

Results for the three month period, as compared with the previous year, were negatively impacted by the 41% reduction in gold ounces sold from 5,244 ounces to 3,070 ounces. With no new material being placed on the leach pads, it is becoming increasingly difficult to extract the residual gold and maintain the solution grades coming from the leach pad. This lower production was substantially offset by the 51% increase in the average selling price per ounce from $411 to $618, reflecting the continuation of relatively strong pricing in world markets and the sale of a higher proportion of our output on the spot market. Cash operating costs per ounce for the three month period, as compared with the previous year, were $753 and $402, respectively. During the quarter ended September 30, 2006, we revised the net present value of our reclamation plan obligations downward to $4,894 from $6,354, giving rise to a recovery of $1,460 in respect of accretion expense previously recorded. The reduction was primarily associated with a revision in the forecast timing of these obligations in light of the feasibility study. During the quarter ended September 30, 2005, we recognized a conversion benefit arising to holders of our Series A Preferred stock and warrants in the amount of $1,700 and accounted for this as a deemed dividend. The conversion benefit was triggered by our granting to Romarco Minerals Inc. an option to purchase our common stock on August 25, 2005.

Results for the nine month period, as compared with the previous year, were impacted by all of the above factors. Gold ounces sold fell from 19,336 to 11,445 or 41% and the average selling price was up from $406 to $592 or 46%. Cash operating costs per ounce for the nine month period, increased from $381 to $644, or 69%. In addition, the nine month results reflect an increase in other operating expenses from $1,699 to $7,426 reflecting higher general and administrative expenses, stock based compensation costs, severance costs resulting from management changes, and the costs of our feasibility study.

As a result of the diminishing productive capacity of the leach pads, throughout 2006 we have been implementing strategies to maintain output levels and reduce costs. Ounces produced for the three and nine month periods ended September 30, 2006 were 3,029 and 10,893 respectively. This compares with 4,989 and 17,521 for the comparable periods in the previous year. We continually monitor solution grades being produced by the leach pads with a view to optimizing output; during the third quarter we concluded that it was no longer economic to continue leaching the Vista pad and we commenced closure operations. Under the terms of our bonding arrangement with AIG, costs of closure are reimbursable and we made our first submission for cost recovery during the quarter.

Revenues from gold sales for the three months ended September 30, 2006 decreased by $256 or 12% compared to the corresponding period in 2005 as lower ounces sold more than offset higher selling prices. Gross revenues from gold sales for the nine months ended September 30, 2006 decreased $1,076 or 14%. The following analysis summarizes the change in gold sales revenue:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005

Gold sales revenue	$1,897	$2,153	$6,776	$7,852
Average price realized per ounce	$618	$411	$592	$406
Decrease in revenues	$(256)		$(1,076)

	Three Months Ended	Nine Months Ended
	September 30,	September 30,
	2006 vs 2005	2006 vs 2005

Change in revenues attributable to ounces sold	$(893)	$(3,204)
Change attributable to average selling price	$637	$2,128

Cost of goods sold for the three months ended September 30, 2006 decreased by $1,207 or 50% compared to the corresponding period in 2005. The decrease results from recognition of a recovery of $1,460 in respect of reclamation plan obligations at the Mesquite Mine. On completion of the feasibility study in August 2006, we re-evaluated the net present value of closure costs in light of the extended life of the mine and the revised reserve estimates. Closure costs were estimated at $4,894 compared with $6,354 previously estimated. Excluding this element, cost of goods sold for the third quarter increased by $253 or 11%. Cost of goods sold for the nine months ended September 30, 2006, after adjusting for the recovery of reclamation costs, increased by $46 or 1% compared to the corresponding period in 2005. The changes in both the three month and nine month periods relate primarily to increases in power costs, hiring and relocation costs, and costs associated with a reduction in in-process gold inventories.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
Cost of goods sold (after adjustment for reclamation
cost recovery)	$2,654	$2,401	$8,362	$8,316
Gross loss % (including above)	40%	12%	23%	6%

	Three Months Ended	Nine Months Ended
	September 30,	September 30,
	2006 vs 2005	2006 vs 2005
Change in cost of goods sold (after adjustment for reclamation
cost recovery)	$253	$46
Change in gross loss %	28%	17%

A comparison of the major components of cost of goods sold excluding the reclamation cost recovery is as follows:
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005

Mine operating costs	$1,680	$1,600	$5,552	$4,762
Mine site administration	430	376	1,106	1,080
Depreciation, amortization and accretion	342	291	989	955
Royalties	72	98	256	701
Inventory adjustment	118	28	430	791

Other operating expenses for the three months ended September 30, 2006 increased by $2,275 or 460% compared to the corresponding period in 2005. The increase reflects higher general and administrative costs, including legal costs in connection with several regulatory filings, costs of the expanded management team and costs in connection with the Toronto Stock Exchange listing. Also included is a higher charge for stock based compensation which is driven by the award of options to the new management team in February 2006 and further awards made to additional hires in the second and third quarters of 2006. During the third quarter of 2006 we also incurred costs in respect of the value of shares to be issued to two former executives under the terms of their severance arrangements and costs to complete the feasibility study, neither of which occurred in the previous year. Other operating expenses for the nine months ended September 30, 2006 increased by $5,727 or 337% compared to the corresponding period in 2005. Higher general and administrative costs reflect the elements noted above as well as higher costs earlier in 2006 such as legal and travel costs in connection with the proposed merger with Romarco Minerals Inc., costs relating to warrants issued for services provided in connection with the private placement financing in February 2006 and termination costs for several employees. The charge for stock based compensation for the nine month period includes the charges in connection with options awarded to the new management team in February 2006 and to new hires thereafter.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
Other operating expenses	$2,769	$494	$7,426	$1,699
As % of revenues	146%	23%	110%	22%

	Three Months Ended	Nine Months Ended
	September 30,	September 30,
	2006 vs 2005	2006 vs 2005
Change in other operating costs	$2,275	$5,727
Change in % of revenues	123%	88%

A comparison of the major items included in other operating expenses is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
General and administrative	$1,103	$282	$3,278	$1,170
Stock based compensation	868	186	2,638	386
Severance costs payable in common shares	547	-	547	-
Exploration -Mesquite	172	-	748	-

Other income for the three months ended September 30, 2006 was $81 compared to expense of $43 in the corresponding period in 2005. The change relates to the fact that the Company has not carried any debt and has had cash available for investment since the private placement in February 2006. This initial cash infusion has been supplemented by cash received upon exercise of preferred and common share warrants. Other expense for the nine months ended September 30, 2006 was $862 compared with $18 in the corresponding period in 2005. In February 2006, the Company incurred costs of $1,225 to terminate the proposed Romarco merger.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
Other income (expense)	$89	$(43)	$(862)	$(18)

Results of Operations

Three Months Ended September 30, 2006 (“Q3/06”) Compared to the Three Months Ended September 30, 2005 (“Q3/05”)

Poured gold production for Q3/06 was 3,029 ounces compared with 4,989 ounces in Q2/05. Since no new ore has been placed on the leach pads since 2001, the productive capacity of the leach pads is diminishing and we are continuing with various strategies, initiated in the first quarter of 2006, to maintain output levels. Gold sales for Q3/06 were 3,070 ounces at an average selling price of $618 for revenues of $1,897 compared with 5,244 ounces at an average selling price, after hedging, of $411 for revenues of $2,153 in Q3/05. The higher average selling price reflects the increase in the world price for gold and our sale of all production in the spot market. We incurred no hedging losses in Q3/06 as compared to a loss of $133 in Q3/05.

Mine operating costs for Q3/06 were $1,680, compared to $1,600 for Q3/05. The increase reflects higher power rates and increases in engineering department labour and use of consultants. During Q3/06 we continued our strategies aimed at lowering costs and concentrating production on the most productive areas of the leach pads. Mine site administration costs for Q3/06 were $430 compared with $376 in Q3/05, reflecting additional staffing and relocation costs. Depreciation, amortization and accretion expense for Q3/06 was $342 compared with $291 in Q3/05. The increase reflects higher accretion expense associated with revisions to the reclamation plan at Mesquite. Costs associated with the change in metal-in-process inventories in Q3/06 were $118 compared with $28 in Q3/05 as work in process inventories declined to 399 ounces at September 30, 2006 from 607 ounces at June 30, 2005. During Q3/06 we recorded a cost recovery of $1,460 resulting from a reduction in the estimate of the net present value of reclamation costs at Mesquite. A re-evaluation of these costs was made on completion of the feasibility studying in August 2006. The foregoing factors resulted in a gross profit of $703 for Q3/06 compared with a gross loss of $247 in Q3/05.

General and administrative expense increased to $1,103 for Q3/06 from $282 for Q3/05. We incurred significant legal costs during Q3/06 in connection with regulatory filings designed to facilitate the exchange of and trading in our common shares, warrants and options. Substantial legal and listing fees were also incurred in connection with the listing of our common shares on The Toronto Stock Exchange. The higher costs for the quarter also reflect higher management salary costs, related recruiting costs and management travel costs as we completed the feasibility study and started to gear up for resumption of mining operations at Mesquite.

Stock based compensation represents the non-cash costs of options, as calculated under the Black-Scholes option pricing model, granted to directors, officers and employees. The increase in expense to $868 in Q3/06 from $186 in Q3/05 relates to the ongoing amortization of expense related to the options granted to the new management team in February and June of 2006 as well as front-end weighted amortization of new options granted during Q3/06.

Under the terms of severance arrangements concluded with two of our former officers in October 2005, we were required to issue an agreed number of our common shares upon completion of the Mesquite feasibility study. The completion of the study was announced on August 9, 2006 and we used the closing price of the stock on that date to calculate the liability to these former officers in the amount of $547. The shares issuable under this agreement were issued on October 19, 2006.

Exploration activities at Mesquite during Q3/06 were $172 and relate to the completion of the mine feasibility study.

In Q3/05 we recognized a conversion benefit arising to holders of our Series A Preferred stock when we granted an option to Romarco Minerals on August 25, 2005. We valued the benefit at $1,700 and accounted for this as a deemed dividend and as additional paid-in capital.

The above were the major factors in our reporting a net loss to common shareholders for Q3/06 of $1,985 or $0.03 per share, compared with a net loss of $2,484 or $0.06 per share in Q3/05.

Other comprehensive income in Q3/06 includes $7 in respect of a gain arising on the conversion of the financial results of our Canadian subsidiary from Canadian to United States dollar. There was no such conversion in the prior year. In Q3/05 other comprehensive income includes a gain of $61 in respect of the mark-to-market of forward gold sales contracts. We had no comparable income or expense in Q3/06 since all gold sales were on a spot basis.

Our net comprehensive loss in Q3/06 was $1,978 compared with $723 in Q3/05.

Nine Months Ended September 30, 2006 (“2006 YTD) Compared to the Nine Months Ended September 30, 2005 (“2005 YTD”)

Poured gold production for 2006 YTD was 10,893 ounces compared with 17,521 ounces in 2005 YTD. Gold sales for 2006 YTD were 11,445 ounces at an average selling price of $592 for revenues of $6,776 compared with 10,336 ounces at an average selling price, after hedging, of $406 for revenues of $7,852 in 2005 YTD. We incurred no hedging losses in 2006 YTD as compared to a loss of $459 in 2005 YTD.

Mine operating costs for 2006 YTD were $5,552 compared to $4,762 for 2005 YTD. The increase reflects higher power costs and increases in the number of our engineering department staff and use of consultants. Mine site administration costs for 2006 YTD were $1,106 compared with $1,080 in 2005 YTD. Depreciation, amortization and depletion expense for 2006 YTD was $989 compared with $955 in 2005 YTD. The increase reflects higher accretion charges relating to changes in the reclamation program at Mesquite. 2006 YTD costs also reflect the reclamation cost recovery of $1,460 noted in the Q3/06 comments. Costs associated with the change in metal-in-process inventories in 2006 YTD were $430 compared with $791 in 2005 YTD, as work in process inventories dropped by 1,007 ounces in the nine months to September 30, 2006 as compared with 2,298 ounces in the nine months ended September 30, 2005. The foregoing factors resulted in a gross loss of $125 for 2006 YTD compared with $465 in 2005 YTD.

General and administrative expense increased to $3,278 for 2006 YTD from $1,170 for 2005 YTD. A substantial part of this increase occurred in Q3/06 for the reasons noted above. Higher costs earlier in the first quarter of 2006 related to legal and travel costs in connection with the proposed merger with Romarco Minerals Inc., the cost of warrants issued for services provided in connection with the private placement in February 2006 and termination costs for several employees. In the second quarter increased costs resulted from the transition to the new management team, the transfer of corporate office activities from Reno, Nevada to Toronto, Ontario, and greater activity focused on the feasibility study and planned re-commencement of production at Mesquite.

The increase in stock based compensation expense to $2,638 in 2006 YTD from $386 in 2005 YTD relates primarily to the options granted to the new management team in February and subsequent grants to new management hires.

Exploration activities for 2006 YTD at Mesquite of $748 relate to the mine feasibility study.

We paid Romarco a termination fee of $1,000 and expense reimbursement costs of $225 in February 2006 in connection with the proposed merger agreement with Romarco.

Interest expense for 2006 YTD was $20 compared with $177 for 2005 YTD. The decrease reflects the repayment of the RMB and Romarco loans with the proceeds of the first tranche of $3,700 of private placement units that closed on February 13, 2006. Completion of the second tranche of $2,300 on February 20, 2006 and subsequent receipts of cash on exercise of common stock warrants have provided us with significant cash balances for the remainder of the period ended September 30, 2006 and accounts for interest income increasing from $133 in 2005 YTD to $267 in 2006 YTD.

During the first quarter of 2006 we negotiated a no-cost settlement of certain liabilities we had previously assumed and expensed in connection with land exploration rights. This has been recorded as a gain on settlement of debt in the amount of $143. 2006 YTD also reflects the $1,700 conversion benefit and deemed dividend referred to in Q3/06 comments.

The above were the major factors in our reporting a net loss to common shareholders for 2006 YTD of $8,430 or $0.14 per share, compared with $3,882 or $0.10 per share in 2005 YTD.

Other comprehensive income for 2006 YTD includes a $3 translation gain arising on the conversion of the financial results of our Canadian subsidiary. There was no such conversion in the prior year. In 2005 YTD other comprehensive income includes a gain of $446 in respect of the mark-to-market of forward gold sales contracts. We had no comparable income or expense in 2006 YTD since all gold sales were on a spot basis.

Our net comprehensive loss for 2006 YTD was $8,410 compared with $1,736 in 2005 YTD.

Liquidity and Capital Resources

At September 30, 2006 our cash balance was $3,156 and our working capital was $2,865. This represents a significant improvement in our financial position since December 31, 2005 when we reported cash of $52 and a working capital deficit of $2,515. At that time we were illiquid and our ability to continue as a going concern in the absence of additional financing was in question.

The working capital deficit at December 31, 2005 included the loan of $1,500 from RMB, the maturity date of which had been extended to April 26, 2006. The working capital deficit at December 31, 2005 also included short-term advances received during 2005 from Romarco of $705.

Developments in February 2006 enabled us to repay the RMB and Romarco debt and allowed us to begin work on the feasibility study for Mesquite that we had deferred for the past two years.

On February 13, 2006 we announced that we and Romarco had terminated our proposed merger and we paid Romarco a termination fee of $1,000 together with reimbursement of $225 for their out-of-pocket expenses in pursuing the merger. In addition, we repaid their promissory notes and related interest totaling $728.

In addition, on February 13, 2006 we announced the restructuring of our Board, the appointment of a new senior management team and the closing of the initial $3,700 of a non-brokered private placement financing of $6,000. On February 20, 2006, we announced the closing of the balance of $2,300 of the private placement.

With the improvement of our stock price subsequent to the developments in February 2006, our liquidity has been improved through the conversion of warrants and the exercise of stock options that were “in the money”. In the period up to September 30, 2006, warrants to purchase 5,123,738 shares of common stock were exercised for proceeds of $4,986. In addition 500,000 preferred share warrants were exercised to purchase 1,562,500 shares of common stock for proceeds of $300. The funds are being used to finance expansion plans at Mesquite upon completion of the feasibility study. During the period October 1 to October 31, 2006 we have received a further $4,631 on the exercise of 4,631,162 warrants and $66 on the exercise of 135,000 options.

Cash required for operating activities in 2006 YTD was $5,454 compared with $32 in 2005 YTD. The major elements in this cash requirement in 2006 were our net loss of $8,410, which amount had already been reduced by the non-cash recovery of reclamation costs of $1,460. The loss was offset in part by non-cash depreciation and accretion expense of $992 and by the issuance of common stock, options and warrants for stock-based compensation, exploration assets and services in the amount of $3,555. There has been little overall change in non-cash working capital items during the year. In 2005 YTD, our net loss was $2,181, offset by non-cash depreciation, accretion and amortization of deferred loan financing costs of $942 and a decrease in non-cash working capital items of $964. Cash requirements for operating activities in 2005 YTD were also reduced by the issuance of common stock, options and warrants issued for services in the amount of $386.

In view of the liquidity concerns in 2005 that carried over into 2006 and our focus, subsequent to the management changes and financing in February 2006, on the feasibility study, investing activities have been kept to a low level. Capital spending in 2006 YTD was $472 and relates primarily to a new “wobbler” spray system designed to enhance solution grades coming from the leach pads.

Net cash provided by financing activities in 2006 YTD was $9,030. Cash receipts comprise the $6,000 proceeds of sale of 20,000,000 units in February 2006, the $4,986 received on exercise of common share warrants and $300 received on exercise of preferred share warrants. Cash payments include the repayment of $2,205 principal on the RMB and Romarco loans. In 2005 YTD, net cash used was $1,500 in respect of payments of principal on the RMB loan.

The foregoing factors resulted in an increase in our cash position during 2006 YTD of $3,104 and a decrease in our cash position during 2005 YTD of $1,494.

We are currently evaluating three different proposals for debt financing for the expansion of the Mesquite Mine. We intend to sign a mandate letter in November 2006.

Critical Accounting Policies

Listed below are the accounting policies that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported.

Depreciation and Amortization

Expenditures for new facilities or equipment and expenditures that extend the useful lives of existing facilities or equipment are capitalized and depreciated using the straight line method at rates sufficient to depreciate such costs over the estimated useful lives of such facilities or equipment.

We have no deferred development costs. Accordingly, no amortization is computed on units-of-production basis.

The expected useful lives used in depreciation and amortization calculations are based on applicable facts and circumstances, as described above. Significant judgment is involved in the determination of useful lives, and no assurance can be given that actual useful lives will not differ significantly from the useful lives assumed for purposes of depreciation and amortization.

Carrying Value of Long-Lived Assets

We review and evaluate the carrying value of our long-lived assets for impairment when events or changes in circumstances indicate the carrying values may be impaired. We determine impairment by comparing the present value of future cash flows estimated to be generated by these assets with their carrying amounts or by comparing the carrying values with estimated values obtained from used equipment brokers for plant and equipment. We review the used equipment market annually to determine whether the carrying values of plant and equipment are recoverable in the used equipment market. We have no deferred development costs. Our costs are primarily associated with the fair values of the plant and equipment acquired upon completion of the Mesquite acquisition.

Material changes to any of these factors or assumptions discussed above could result in future impairment charges.

Metal on Leach Pad and Metal-in-Process Inventory

Pursuant to an Asset Purchase Agreement dated November 7, 2003, Western Mesquite Mines Inc., our newly formed, wholly-owned subsidiary, acquired certain properties, equipment, permits and contracts from Newmont Mining Corporation and its wholly owned subsidiary, Hospah Coal Company, (collectively, “Newmont). The operating assets included the ore already placed on the leach facility, which included all mineralized material and contained precious metals that had been mined and placed on one of the three leach pad areas at the Mesquite site prior to November 7, 2003.

The purchase price for the Mesquite Mine assets was determined to be $9,493,370. The transaction was accounted for under the purchase method of accounting, with $6,471,000 of the purchase price being allocated to property, plant and equipment, based on the fair market value as determined by the mine operations contractor, with the balance of $3,022,370 being allocated to mineral properties. Since management had determined that there was no assurance that a commercially viable mineral deposit existed on any of the properties, it was concluded that the recoverability of capitalized mining exploration costs was likely to be unsupportable under SFAS 144. Accordingly, the allocation of value to mineral properties was expensed as exploration expense in 2003.

Since no reserve study was available at November 7, 2003 as a basis for estimation of recoverable gold contained in the mineralized ores place on the leach pads, no value was attributed to metal on leach pads and metal-in-process inventory. We continue to place no value on metal on leach pads.

During the nine months ended September 2006 and the years ended December 31, 2005 and December 31, 2004, we produced 10,893, 21,776 and 27,398 ounces respectively from the leach pads into metal-in-process inventory. Sales from metals-in-process inventory during the nine months ended September 30, 2006 and the years ended December 31, 2005 and December 31, 2004, were 11,445, 23,818 and 27,357 ounces respectively. Prior to November, 2003, we had no production activities.

The determination of both the ultimate recovery percentage and quantity of metal expected over time requires the use of estimates, which are subject to revision since they are based upon metallurgical test work. We expect to continue to process and recover metal from the leach pads until no longer considered economically feasible.

Reclamation and Remediation Liabilities

Our mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In August 2001, Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations” which established a methodology for accounting for estimated reclamation and remediation costs. The statement was adopted in July 2003 upon the acquisition of Mesquite when we recorded the estimated present value of the reclamation and remediation liabilities. The reclamation and remediation liabilities will be adjusted for the passage of time and for revisions to either the timing or amount of the original present value estimate.

Accounting for reclamation and remediation liabilities requires management to make estimates at the end of each period of the undiscounted costs expected to be incurred. Such cost estimates include, ongoing care, maintenance and monitoring costs. Changes in estimates are reflected in earnings in the period an estimate is revised.

Accounting for reclamation and remediation liabilities requires management to make estimates of the future costs we will incur to complete the reclamation and remediation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could increase the amount of reclamation and remediation work required. Any such increases in future costs could materially impact the amounts charged to earnings for reclamation and remediation.

Share Based Payments
In order to provide incentive to our officers, employees and directors, a portion of overall compensation is paid by way of grants of stock options. In addition, from time to time we issue common stock in satisfaction of obligations. The expense of such share-based payments can be material. On January 1, 2006, we adopted the provisions of FAS Statement 123 (revised 2004) (“SFAS 123R”), “Share-Based Payment”, which revised Statement 123, “Accounting for Stock-Based Compensation”. SFAS 123R requires that all share-based payments to employees, including grants of employee stock options, be recognized in the income statement based on fair values. The approach in SFAS 123R is similar to the approach described in SFAS 123 which had been previously adopted by the Company.

The calculation of fair values and related expense is determined by factors such as the price of the Company’s shares at the date of the award or receipt of services and other assumptions made by management. Such share price and assumptions may not be representative of future experience.

Recent Accounting Pronouncements

In November 2004, FASB issued SFAS No. 151 "Inventory Costs, an amendment of ARB No. 43, Chapter 4”. The amendments made by SFAS No. 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. We have evaluated the impact of the adoption of SFAS 151, and we do not believe the impact will be significant to our overall results of operations or financial position.

In December 2004, the FASB issued SFAS No. 123 (R), “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation”. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. SFAS No. 123(R) requires that all share-based payments to employees, including grants of employee stock options, be recognized in the income statement based on their fair values. SFAS No. 123(R) is effective for small business issuers at the beginning of the first interim or annual period beginning after December 15, 2005. We had previously adopted SFAS 123 and had expensed share-based payments in the periods presented. Accordingly, our adoption of SFAS 123(R) effective January 1, 2006 has had no significant impact on our overall results of operations or financial position.

In December 2004, the FASB issued SFAS No.153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions." The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. Opinion 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. The Board believes that exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. By focusing the exception on exchanges that lack commercial substance, the Board believes SFAS No. 153 produces financial reporting that more faithfully represents the economics of the transactions. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of SFAS No. 153 shall be applied prospectively. We have adopted SFAS No.153 effective January 1, 2006 and evaluated its impact. We do not believe the impact will be significant to our overall results of operations or financial position.

In March 2005, the SEC released Staff Accounting Bulletin No. 107, “Share-Based Payment” (“SAB No. 107”), which provides interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations. It also provides the SEC staff’s views regarding valuation of share-based payment arrangements. In April 2005, the SEC amended the compliance dates for SFAS No. 123(R), to allow companies to implement the standard at the beginning of their next fiscal year, instead of the next reporting period beginning after June 15, 2005. We have adopted SAB No.107 effective January 1, 2006 and evaluated its impact. We do not believe the impact will be significant to our overall results of operations or financial position.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provision is effective no later than the end of fiscal years ending after December 15, 2005. We have adopted FIN 47 beginning the first quarter of fiscal year 2006 and do not believe the adoption will have a material impact on our overall results of operations of financial position.

In March 2005, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 04-06, “Accounting for Stripping Costs Incurred during Production in the Mining Industry”. EITF No. 04-06 addresses the accounting for stripping costs during the production stage of a mine and refers to these costs as post-production stripping costs. EITF Issue No.04-06 requires that post-production stripping costs be considered costs of the extracted minerals and recognized as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of post-production stripping costs is appropriate only to the extent product inventory exists at the end of the reporting period. The guidance in EITF No.04-06 is effective for the first reporting period in fiscal years beginning after December 15, 2005. We will be guided by EITF No.04-06 at such time when the Mesquite Mine is brought back into production and we engage in post-production stripping costs.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” This new standard replaces APB Opinion No. 20, “Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements,” and represents another step in the FASB’s goal to converge its standards with those issued by the IASB. Among other changes, SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. SFAS No. 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a “restatement.” The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005 . We have adopted SFAS No. 154 effective January 1, 2006 and evaluated its impact. We do not believe the impact will be significant to our overall results of operations or financial position.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”, which is intended to simplify the accounting and improve the financial reporting of certain hybrid financial instruments (i.e., derivatives embedded in other financial instruments). The statement amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125.” SFAS No. 155 is effective for all financial instruments issued or acquired after the beginning of an entity's first fiscal year that begins after September 15, 2006. We are currently evaluating the impact SFAS No. 155 will have on our consolidated financial statements, if any.

In September 2006, the SEC released Staff Accounting Bulletin No. 108 (“SAB No. 108”) on prior year misstatements and their effect in current year financial statements. SAB No. 108 addresses how the effects of carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. It applies for years ending after November 15, 2006. We have evaluated SAB No. 108 and we do not believe the impact will be significant to our overall results of operations or financial position.

Contractual Obligations

The following table presents the contractual obligations outstanding as at September 30, 2006.

	Total	Less than 1 Year	2- 3 Years	4- 5 Years	More than 5 Years
Reclamation and remediation obligations (i)	$11,650	$261	$600	$385	$10,404
Drilling contract	1,723	1,723	-	-	-
Total	$13,373	$1,984	$600	$385	$10,404

(i) Undiscounted

2006 Outlook

The closing of the $6,000 non-brokered private placement financing in February 2006 resolved the pressing liquidity issues we were faced with. We repaid our bank facility with RMB, repaid the loans advanced by Romarco, and used the balance of the proceeds to finance the Mesquite feasibility study which was completed in August 2006. With the increase in the market value of our common shares, 500,000 preferred share warrants and 9,754,900 common share warrants have been exercised between February 2006 and October 31, 2006 for cash proceeds of $9,754. We are also evaluating various project debt proposals which should provide the funds required to expand Mesquite. Our current expectation is to produce approximately 14,000 ounces of gold during 2006 assuming we continue to leach the material that was placed on the heap leach pads by previous operators. We will continue to monitor our production and in the event of an unexpected drop in production or gold prices we could commence additional rinsing of the heap leach pads and reclamation activities.

We expect to fund a significant portion of the 2006 capital expenditures associated with expanding Mesquite from the proceeds of warrants exercised to date and further exercises of outstanding warrants, some of which will expire between now and May 19, 2007.

Subsequent Event

During the period October 1 to October 31, 2006, the Company received $4,631,162 in respect of the exercise of 4,631,162 warrants to purchase common shares at a price of $1.00 and $66,000 in respect of the exercise of 135,000 options to purchase common shares.

Safe Harbor Statement

We make certain forward-looking statements in this report. Statements concerning our future operations, prospects, strategies, financial condition, future economic performance (including growth and earnings) and demand for our products and services, and other statements of our plans, beliefs, or expectations, including the statements contained above under “2006 Outlook” and in this Item 2, “Management’s Discussion and Analysis or Plan of Operation”, are forward-looking statements. In some cases these statements are identifiable through the use of words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “target,” “can,” “could,” “may,” “should,” “will,” “would” and similar expressions. We intend such forward-looking statements to be covered by the safe harbour provisions contained in Section 27A of the Securities Act of 1933, as amended and in Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements we make are not guarantees of future performance and are subject to various assumptions, risks, and other factors that could cause actual results to differ materially from those suggested by these forward-looking statements.

The nature of our business makes predicting the future trends of our revenues, expenses and net income difficult. Thus, our ability to predict results or the actual effect of our future plans or strategies is inherently uncertain. The risks and uncertainties involved in our businesses could affect the matters referred to in such statements and it is possible that our actual results may differ materially from the anticipated results indicated in these forward-looking statements. These risks include without limitation:

•	the effect of political, economic and market conditions and geopolitical events;

•	legislative and regulatory changes that affect our businesses;

•	the availability of funds and working capital

•	the actions and initiatives of current and potential competitors;

•	investor sentiment; and

•	our reputation.

Our forward looking statements include, without limitation:

•	statements regarding future earnings and the sensitivity of earnings to gold and other metal prices;

•	estimates of future mineral production;

•	estimates of future production costs and other expenses;

•	estimates of future capital expenditures and other cash needs for specific operations and on a consolidated basis and expectations as to the funding thereof;

•	statements as to the projected development of certain ore deposits

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. Indeed, it is likely that some of our assumptions will prove to be incorrect. Our actual results and financial position will vary from those projected or implied in the forward-looking statements and the variances may be material. You are cautioned not to place undue reliance on such forward-looking statements. These risks and uncertainties, together with the other risks described from time to time inn reports and documents that we file with the Securities and Exchange Commission should be considered in evaluating forward-looking statements.

We do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus or supplements to this prospectus. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements.

Item 3. Controls and Procedures

As of the end of the period covered by this report, our management, with the participation of our principal executive officer and of our principal financial officer, evaluated the effectiveness of our “disclosure controls and procedures,” as defined in Rule 13a-15(e) under the Exchange Act. Based on that evaluation, these officers concluded that, as of the date of their evaluation, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our periodic filings under the Exchange Act is accumulated and communicated to our management, including those officers, to allow timely decisions regarding required disclosure. It should be noted that a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within our company to disclose material information otherwise required to be set forth in our periodic reports.

During the period covered by this report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

Item 1.  Legal Proceedings.

None.

Item 2. Unregistered Sales of Securities and Use of Proceeds.

None.

Item 3.  Defaults Upon Senior Securities

None.

Item 4.  Submission of Matters to a Vote of Security Holders.

None.

Item 5.  Other Information.

None

Item 6. Exhibits

31.1 Rule 13a - 14(a) Certification of Principal Executive Officer *

31.2 Rule 13a - 14(a) Certification of Principal Financial Officer *

32.1 Section 1350 Certification of Principal Executive Officer *

32.2 Section 1350 Certification of Principal Financial Officer *

* Filed herewith

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2006

WESTERN GOLDFIELDS, INC.

	By:	/s/ Raymond Threlkeld
Name: Raymond Threlkeld
Title: President and Chief Executive Officer

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Raymond Threlkeld, certify that:

1. I have reviewed this Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006 of Western Goldfields, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the small business issuer and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)
Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: November 14, 2006

/s/ Raymond Threlkeld
Raymond Threlkeld
Chief Executive Officer (Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Brian Penny, certify that:

1. I have reviewed this Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006 of Western Goldfields, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)
Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: November 14, 2006

/s/ Brian Penny
Brian Penny
Chief Financial Officer (Principal Financial Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Western Goldfields, Inc. (the "Company") on Form 10-QSB for the quarterly period ended September 30, 2006, as filed with the Securities and Exchange Commission (the "Report"), I, Raymond Threlkeld, Chief Executive Officer (Principal Executive Officer) of the Company certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 14, 2006

/s/ Raymond Threlkeld
Raymond Threlkeld
Chief Executive Officer (Principal Executive Officer)

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Western Goldfields, Inc. (the "Company") on Form 10-QSB for the quarterly period ended September 30, 2006, as filed with the Securities and Exchange Commission (the "Report"), I, Raymond Threlkeld, Chief Executive Officer (Principal Executive Officer) of the Company certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 14, 2006

/s/ Brian Penny
Brian Penny
Chief Financial Officer (Principal Financial Officer)

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement has been provided to the Company and furnished to the Securities and Exchange Commission or its staff upon request.

ANNEX 2

September 21, 2006 - News Release

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Western Goldfields Commences Major Drilling Program -- Excellent Potential to Increase Resources

•	Mesquite Mine is a rare permitted multi-million ounce U.S. gold reserve, one of only a handful of such opportunities in the United States

•	Proven and Probable reserves of 2.36 million ounces of gold and Measured and Indicated resources of 1.25 million ounces[1]

•	Average annual production of 165,000 ounces of gold planned commencing April 2008

•	Company recently listed on the Toronto Stock Exchange

Toronto, Canada, September 21, 2006 -- Western Goldfields, Inc. (TSX:WGI, OTC BB:WGDF.OB) today announced the commencement of a major 70,000-foot reverse circulation drilling program, designed to expand the non-oxide mineral resource base at its Mesquite Mine in Imperial County, California. The drilling program is consistent with Western Goldfields' decision to proceed quickly with bringing this exceptional gold mining opportunity into production by April 2008. The Company is estimating average annual production of 165,000 ounces of gold from the mine, with an initial project life of 9-1/2 years.

Initial test work from the Mesquite Vista pit non-oxides conducted by Newmont Metallurgical Services indicated a recovery of gold in concentrate of more than 80 percent, suggesting excellent potential for enhanced gold recovery from a gravity and flotation circuit program. Samples from the drilling program also will be used for further metallurgical test work to optimize gold recovery going forward. The Layne Christensen Company of Chandler, Arizona, is conducting the reverse circulation drilling program.

"After reviewing the geologic database supporting the reserve estimate described in the recent Feasibility Study, it is apparent that many of the drill holes in the mine area stopped in mineralized non-oxide material," said Mr. Raymond W. Threlkeld, President and Chief Executive Officer. "The Feasibility Study indicated proven and probable reserves of 2.36 million ounces of gold and measured and indicated resources of 1.25 million ounces (1). The potential to increase resources appears excellent. Mesquite is already permitted for development which will make it possible to expand our production in a remarkably short time."

Western Goldfields announced the findings of the Feasibility Study in a news release on August 9, 2006, and the results can be found on Western Goldfields' website. The resource and reserve estimates are summarized in the Appendix to this news release.

"The Mesquite Mine is a unique gold mining opportunity, in that it is a fully permitted, multi-million ounce reserve in a politically safe location -- one of only a handful of major deposits owned by an independent company in the United States," said Mr. Randall Oliphant, Chairman, Western Goldfields. "The Mesquite Mine should form a very solid and profitable foundation on which we can create increasing value for the shareholders of Western Goldfields. We also intend to pursue additional precious metals opportunities that are emerging in our industry, particularly in North America," added Mr. Oliphant.

Western Goldfields, Inc.

Under a new, highly experienced, and dynamic management team, Western Goldfields is a gold producer focused on completing the expansion of its Mesquite Mine, located in Imperial County, California, and returning the mine to full production. Western Goldfields acquired the Mesquite property in 2003 from Newmont Mining Corporation. Newmont originally operated the mine until 2001 when it ceased production, as the low gold prices at that time did not support expansion plans. However, Newmont continued the permitting process for expansion, and the permits were approved in 2002. Western Goldfields has continued producing gold from ore placed on heaps by the previous owners, and expects gold production in 2006 to be about 14,000 ounces.

Western Goldfields, Inc. recently began trading on the Toronto Stock Exchange under the symbol WGI. The Company currently has 69,187,051 common shares issued and outstanding and 111,369,230 shares of common stock on a fully diluted basis.

1 Resource estimates are exclusive of Mineral Reserves. Cautionary note to U.S. investors concerning Measured, Indicated, and Inferred mineral resources: These terms are required by the CIM's "Standards on Mineral Resources and Reserves, Definition and Guidelines". U.S. investors are cautioned not to assume that all or any part of the stated mineral resources will be converted into reserves. Reference is made to the Company's news release issued on August 9, 2006 for additional information regarding the Feasibility Study and mineral resource and reserve estimates regarding the Mesquite Mine.

Forward-Looking Information

Certain statements contained in this news release and subsequent oral statements made by and on behalf of the Company may contain forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and equivalent Canadian legislation. Such forward-looking statements are identified by words such as "intends", "anticipates", "believes", "expects", and "hopes" and include, without limitation, statements regarding the Company's plan of business operations, drilling program, potential contractual arrangements, receipt of working capital, anticipated revenues, and related expenditures. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from such statements. Factors that could cause actual results to differ materially include, among others, those set forth in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2005 filed with the U.S. Securities and Exchange Commission, under the caption, "Risk Factors". Most of these factors are outside the control of the Company. Investors are cautioned not to put undue reliance on forward-looking statements. Except as otherwise required by applicable securities statutes or regulation, the Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

APPENDIX
MESQUITE MINE
Mineral Resources and Reserves
August 1, 2006

Mineral Resources Inclusive of Reserves
Classification	Category	Tons	Grade	Contained
		(x 1,000)	(Au oz/T)	(Au ozs)
Measured	Oxide	73,355	0.016	1,188,000
	Non-oxide	19,591	0.024	470,000
Measured	Subtotal	92,946	0.018	1,658,000
Indicated	Oxide	82,611	0.016	1,338,000
	Non-oxide	26,338	0.022	566,000
Indicated	Subtotal	108,949	0.017	1,904,000
M&I	TOTAL	201,895	0.018	3,562,000

Mineral Reserves
Classification	Category	Tons	Grade	Contained
		(x 1,000)	(Au oz/T)	(Au ozs)
Proven	Oxide	55,923	0.017	923,000
	Non-oxide	12,749	0.024	306,000
Proven	Subtotal	68,672	0.018	1,229,000
Probable	Oxide	52,589	0.017	910,000
	Non-oxide	9,647	0.023	222,000
Probable	Subtotal	62,236	0.018	1,132,000
P&P	TOTAL	130,908	0.018	2,361,000

Mineral Resources Exclusive of Reserves
Classification	Category	Tons	Grade	Contained
		(x 1,000)	(Au oz/T)	(Au ozs)
Measured	Oxide	18,767	0.015	274,000
	Non-oxide	7,484	0.023	174,000
Measured	Subtotal	26,251	0.017	448,000
Indicated	Oxide	31,019	0.015	453,000
	Non-oxide	17,101	0.021	351,000
Indicated	Subtotal	48,120	0.017	804,000
M&I	TOTAL	74,371	0.017	1,252,000

1.
The Company's mineral reserves are estimated using appropriate cut-off grades at an assumed gold price of US$450 per ounce and projected process recoveries, operating costs and life of mine plans which include allowances for dilution and mining recovery.

2.	The Company's mineral reserves are consistent with the definitions established by Industry Guide 7, administered by the U.S. Securities and Exchange Commission.
3.
The Company's mineral resources are estimated using appropriate cut-off grades at an assumed gold price of US$500 per ounce, projected process recoveries, operating costs and mine plans which include allowances for dilution and mining recovery.

4.
The Company's mineral resources and mineral reserves are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's (CIM) "Standards on Mineral Resources and Reserves, Definitions and Guidelines".

5.
Cautionary note to U.S. investors concerning Measured, Indicated and Inferred mineral resources: These terms are required by the CIM's "Standards on Mineral Resources and Reserves, Definitions and Guidelines". Mineral resources that are not mineral reserves do not have demonstrated economic viability. U.S. Investors are cautioned not to assume that all or any part of the stated mineral resources will be converted into reserves.

6.
The Company's mineral resource and reserve estimates were prepared under the supervision of Mr. M. Hester, FAusIMM, Vice President, Independent Mining Consultants Inc., Tucson Arizona, who qualifies as an independent Qualified Person under Canadian Securities legislation.

%SEDAR: 00021587 %CIK: 0001208038

/For further information: please visit www.westerngoldfields.com, or contact: Raymond W. Threlkeld, President and Chief Executive Officer, (416) 324-6005, rthrelkeld(at)westerngoldfields.com; Brian Penny, Chief Financial
Officer, (416) 324-6002, bpenny(at)westerngoldfields.com; Richard Wertheim, Investor and Media Relations, Wertheim + Company Inc., (416) 594-1600, wertheim(at)wertheim.ca/
(WGDF)

CO: Western Goldfields, Inc.

CNW 18:20e 21-SEP-06

November 14, 2006 - News Release

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Western Goldfields Announces Third-Quarter Results

- Company is evaluating three financing proposals to bring Mesquite Mine into production and intends to sign a mandate letter by the end of November
- Interim results from drilling program to expand Mesquite Mine resources expected by end of 2006
- First gold pour from Mesquite expected by April 2008

Toronto, Canada, November 14, 2006 -- Western Goldfields, Inc. (TSX:WGI, OTC BB:WGDF.OB) today announced financial results for the three-month and nine-month periods ended September 30, 2006. The Company's financial statements conform to accounting principles generally accepted in the United States (US GAAP). Dollar amounts are stated in U.S. dollars unless otherwise stated.

"The first nine months of 2006 have been a very exciting period for Western Goldfields in which we have made significant progress toward bringing our Mesquite Mine in California into full production," said Mr. Randall Oliphant, Chairman, Western Goldfields. "In the third quarter, we completed a major milestone with the release of the feasibility study that we had commenced in March. The study confirmed the excellent potential of this unique gold mining opportunity -- a fully permitted, multi-million ounce reserve in a politically safe location -- with expected average annual production of 165,000 ounces of gold at a total cash cost of approximately $335 per ounce beginning in April 2008."

"In October 2006, we commenced a 70,000-foot drilling program with the goal of expanding our resources at Mesquite. We expect to receive interim results from this drilling program before the end of 2006," said Mr. Raymond W. Threlkeld, President and Chief Executive Officer. "We are also evaluating three different project debt proposals. We intend to sign a financing mandate letter by the end of November."

"We regard the Mesquite Mine as the foundation on which we can create increasing value for the shareholders of Western Goldfields," added Mr. Oliphant. "Western Goldfields will pursue additional precious metals opportunities that we identify as having similarly exciting potential in our resource industry, particularly in North America."

Financial Results

Western Goldfields reports net loss to common shareholders for the 2006 third quarter was $1.985 million, or $0.03 per basic and diluted share from the sale of 3,070 ounces of gold, compared with $2.484 million, or $0.06 per basic and diluted share, for the corresponding 2005 quarter from the sale of 5,244 ounces of gold. For the respective nine-month periods, the net loss was $8.430 million, or $0.14 per basic and diluted share in 2006 from the sale of 11,445 ounces of gold, compared with $3.882 million, or $0.10 per basic and diluted share, in 2005 from the sale of 19,336 ounces of gold.

Liquidity and Capital Resources

At September 30, 2006, the Company's cash balance was $3.156 million and working capital was $2.865 million. This represents a significant improvement in the Company's financial position since December 31, 2005 when it reported cash of $52,000 and a working capital deficit of $2.515 million.

With the improvement in Western Goldfields' stock price subsequent to its restructuring and re-financing in February 2006, the Company's liquidity has been enhanced through the conversion of warrants and the exercise of stock options. In the period up to September 30, 2006, warrants to purchase 5,123,738 shares of common stock were exercised for proceeds to the Company of $4.986 million. In addition, 500,000 preferred share warrants were exercised to purchase 1,562,500 shares of common stock for proceeds to the Company of $300,000. The funds are being used to finance expansion plans at the Mesquite Mine in accordance with the August 2006 feasibility study. During the period from October 1 to October 31, 2006, the Company received a further $4.631 million on the exercise of 4,631,162 warrants and $66,000 on the exercise of 135,000 options.

Western Goldfields is currently evaluating three different proposals for project debt financing for the expansion of the Mesquite Mine. The Company intends to sign a mandate letter in November 2006.

On November 6, 2006, Western Goldfields announced the U.S. Securities and Exchange Commission had declared effective the Company's Form S-3 Registration Statement as filed on October 5, 2006. The Company also had filed a short-form shelf prospectus under the multijurisdictional disclosure system in each of the provinces of Canada, except Quebec. The Company may now issue securities in the United States and Canada from time to time through one or more methods of distribution and may raise up to $100 million under this Registration Statement.

Further Information

For further information about the financial results of the Company, see the unaudited interim financial statements of the Company for the three and nine months ended September 30, 2006 and the related management's discussion and analysis, which have been filed on Form 10-QSB with the U.S. Securities and Exchange Commission and the applicable Canadian securities regulatory authorities and are available under the profile of the Company on EDGAR and SEDAR.

Western Goldfields, Inc.

Under a new, highly experienced, and dynamic management team, Western Goldfields is a gold producer focused on completing the expansion of its Mesquite Mine, located in Imperial County, California, and returning the mine to full production. Western Goldfields acquired the Mesquite property in 2003 from Newmont Mining Corporation. Newmont operated the mine until 2001 when it ceased operations, as the low gold prices at that time did not support expansion plans. However, Newmont continued the permitting process for expansion, and the permits were approved in 2002. Western Goldfields has continued producing gold from ore placed on heaps by the previous owners, and expects gold production in 2006 to be about 14,000 ounces.

Western Goldfields, Inc. is listed on the Toronto Stock Exchange and trades under the symbol WGI. The Company currently has 74,954,632 common shares issued and outstanding and 110,911,372 shares of common stock on a fully diluted basis. For further details, please visit www.westerngoldfields.com.

Forward-Looking Information

Certain statements contained in this news release and subsequent oral statements made by and on behalf of the Company may contain forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation. Such forward-looking statements are identified by words such as "intends", "anticipates", "believes", "expects", and "hopes" and include, without limitation, statements regarding the Company's plan of business operations, timing and costs to recommence commercial production, economic viability of the Mesquite Mine, financing options, including entering into a debt financing arrangement, and the consequences thereof, potential contractual arrangements, receipt of working capital, anticipated revenues, exercise of outstanding warrants, and capital and operating expenditures. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from such statements. Factors that could cause actual results to differ materially include, among others, those set forth in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2005 filed with the U.S. Securities and Exchange Commission, under the caption, "Risk Factors". Most of these factors are outside the control of the Company. Investors are cautioned not to put undue reliance on forward-looking statements. Except as otherwise required by applicable securities statutes or regulation, the Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

WESTERN GOLDFIELDS, INC.
CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2006	2005
	(Unaudited)	(Audited)
		Restated
ASSETS
CURRENT ASSETS
Cash	$3,156,345	$52,387
Receivables	151,760	10,179
Inventories	485,412	905,347
Prepaid expenses	273,332	308,363
TOTAL CURRENT ASSETS	4,066,849	1,276,276

Property, plant, and equipment, net of
accumulated depreciation	4,517,421	4,860,434
Construction in progress	-	10,853
Investments - remediation and reclamation	6,398,913	6,248,220
Long-term deposits	326,588	319,286
Long-term prepaid expenses	1,047,467	1,161,204
TOTAL OTHER ASSETS	12,290,389	12,599,997
TOTAL ASSETS	$16,357,238	$13,876,273

LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$367,767	$807,009
Accounts payable to related party	33,694	-
Accrued expenses	801,033	650,071
Dividends payable on preferred stock	-	34,375
Accrued expenses - related party	-	45,834
Loan payable - Romarco	-	705,186
Accrued interest	-	48,696
Loan payable, current portion	-	1,500,000
TOTAL CURRENT LIABILITIES	1,202,494	3,791,171

LONG-TERM LIABILITIES
Reclamation and remediation liabilities	4,852,289	6,196,570

TOTAL LIABILITIES	6,054,783	9,987,741

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Preferred stock, $0.01 par value, 25,000,000 shares authorized;
nil and 1,000,000 shares issued and outstanding, respectively	-	10,000
Common stock, $0.01 par value, 500,000,000 shares authorized;
69,554,289 and 39,468,051 shares issued and outstanding,
respectively	695,543	394,681
Additional paid-in capital	22,816,127	10,444,652
Additional paid-in capital preferred	-	2,175,000
Value of shares to be issued	547,200	-
Stock options and warrants	8,748,953	4,942,188
Accumulated deficit	(22,508,165)	(14,077,989)
Accumulated other comprehensive income	2,797	-
TOTAL STOCKHOLDERS' EQUITY	10,302,455	3,888,532

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$16,357,238	$13,876,273

WESTERN GOLDFIELDS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
		Restated		Restated
REVENUES
Revenues from gold sales	$1,897,155	$2,153,160	$6,776,098	$7,851,647

COST OF GOODS SOLD
Mine operating costs	1,680,398	1,599,709	5,551,901	4,761,649
Mine site administration	429,848	376,097	1,106,443	1,079,553
Selling, transportation, and refining	10,681	8,423	27,557	28,712
Depreciation, amortization and accretion	342,248	290,931	989,492	954,678
Royalties	72,475	97,677	255,718	700,654
Reclamation cost recovery	(1,459,859)	-	(1,459,859)	-
Inventory adjustment	118,227	27,764	430,437	791,263
	1,194,018	2,400,601	6,901,689	8,316,509
		-
GROSS PROFIT (LOSS)	703,137	(247,441)	(125,591)	(464,862)

EXPENSES
General and administrative	1,102,603	281,531	3,278,207	1,169,958
Stock based compensation	868,208	186,155	2,638,364	386,016
Severance costs payable in common shares	547,200	-	547,200	-
Exploration - Mesquite	171,894	-	748,193	-
Exploration - Other	79,210	26,424	214,128	143,222
	2,769,115	494,110	7,426,092	1,699,196
		-
OPERATING LOSS	(2,065,978)	(741,551)	(7,551,683)	(2,164,058)

OTHER INCOME (EXPENSE)
Expenses of Romarco merger termination	-	-	(1,225,000)	-
Interest income	88,839	40,150	267,453	133,263
Interest expense	-	(82,814)	(20,434)	(177,107)
Gain on extinguishment of debt	-	-	142,949	-
Loss on foreign exchange	(7,645)	-	(7,645)	-
(Loss) gain on sale of assets	-	-	(18,837)	26,334
	81,194	(42,664)	(861,514)	(17,510)

LOSS BEFORE INCOME TAXES	(1,984,784)	(784,215)	(8,413,197)	(2,181,568)

INCOME TAXES	-	-	-	-

NET LOSS	(1,984,784)	(784,215)	(8,413,197)	(2,181,568)

PREFERRED STOCK DIVIDENDS AND DEEMED DIVIDENDS	-	(1,700,000)	(16,979)	(1,700,000)

NET LOSS TO COMMON STOCKHOLDERS	(1,984,784)	(2,484,215)	(8,430,176)	(3,881,568)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	6,610	-	2,797	-
Forward sales derivative mark-to-market	-	60,934	-	445,547

NET COMPREHENSIVE LOSS	$(1,978,174)	$(723,281)	$(8,410,400)	$(1,736,021)

BASIC AND DILUTED NET LOSS PER SHARE	$(0.03)	$(0.06)	$(0.14)	$(0.10)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	68,009,489	38,891,809	60,063,849	38,836,700

WESTERN GOLDFIELDS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,
	2006	2005
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(8,413,197)	$(2,181,568)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:

Depreciation	807,099	743,170
Amortization of loan fees	-	198,632
Accretion expense	185,273	-
Reclamation cost recovery	(1,459,859)
Reclamation costs incurred	(69,695)	-
(Gain) loss on sale of assets and investments	18,836	(26,334)
Interest accrued on investments - reclamation and remediation	(150,693)	(121,208)
Common stock issued for exploration assets and services	136,500	-
Common stock issuable in respect of severance agreements	547,200	-
Stock based compensation	2,638,364	386,016
Warrants issued for services of consultant	233,000	-
Cost of extending expiry date of warrants	-	5,333
Changes in assets and liabilities:
Decrease (increase) in:
Accounts receivable	(141,581)	(11,562)
Inventories	419,935	727,449
Prepaid expenses	148,768	289,993
Long term deposits	(7,302)	(3,048)
Increase (decrease) in:
Accounts payable	(436,445)	137,108
Accounts payable - related parties	33,694
Accrued expenses	150,962	(176,521)
Accrued expenses - related parties	(45,835)	(13,718)
Accrued interest expense	(48,695)	14,688
		-
Net cash provided (used) by operating activities	(5,453,671)	(31,570)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property & equipment, including Construction
in Progress	(472,069)	(10,853)
Proceeds from sale of investments	-	47,734
Net cash provided (used) by investing activities	(472,069)	36,881

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on loan	(2,205,186)	(1,500,000)
Common stock issued for cash	4,012,000	-
Warrants issued for cash	1,988,000	-
Exercise of warrants to purchase common stock	5,286,238	-
Preferred stock dividends	(51,354)	-
Net cash provided (used) by financing activities	9,029,698	(1,500,000)

Change in cash	3,103,958	(1,494,689)

Cash, beginning of period	52,387	1,534,778

Cash, end of period	$3,156,345	$40,089

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Interest paid	$69,130	$162,419

Taxes paid	$-	$-
NON-CASH FINANCING AND
INVESTING ACTIVITIES:
Stock options and warrants issued for services	$2,638,364	$391,349
Exploration fees and assets paid by issuance of stock	$136,500	$-

    %SEDAR: 00021587E    %CIK: 0001208038

/For further information: please visit www.westerngoldfields.com, or contact: Brian Penny, Chief Financial Officer, (416) 324-6002, bpenny(at)westerngoldfields.com; Julie Taylor Pantziris, Director, Regulatory Affairs and Investor Relations, (416) 324-6015, jtaylor(at)westerngoldfields.com; Richard Wertheim, Investor and Media Relations, Wertheim + Company Inc., (416) 594-1600, wertheim(at)wertheim.ca/
(WGDF WGI.)

CO: Western Goldfields, Inc.

CNW 16:24e 14-NOV-06

November 21, 2006 - News Release

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Western Goldfields Orders Mining Fleet to Proceed with Mesquite Mine Production

•	Arrival of $60.9 million of fleet equipment expected to enable Company to meet annual gold production target of 165,000 ounces at California mine commencing April 2008

•	Evaluating three project debt proposals to finance fleet and expects to sign mandate by end of November

Toronto, Canada, November 21, 2006 - Western Goldfields, Inc. (TSX: WGI, OTC BB: WGDF.OB) today announced the Board of Directors has approved capital expenditures for the mining fleet totaling $67.0 million and has issued purchase orders totaling $60.9 million. All currency amounts are in U.S. dollars.

The initial mining fleet includes 11 Terex 190-ton haul trucks, two O&K RH340 shovels, a Letourneau 1350 loader, and Caterpillar ancillary equipment. Western Goldfields also has issued purchase orders to secure a tire inventory for the first year's estimated consumption.

"Placing the initial order for our mining fleet is a significant milestone for Western Goldfields as it secures the delivery of the new equipment required to bring our Mesquite Mine in California into full production," said Raymond Threlkeld, President and Chief Executive Officer. "We expect the mining fleet to arrive in mid-2007, which should allow Western Goldfields to meet our goal of average annual production of 165,000 ounces of gold at total cash cost of approximately $335 per ounce commencing in April 2008."

Initial capital expenditures are now estimated to be $97.9 million, which is $9.7 million higher than indicated in the feasibility study. This increase is primarily due to the Company electing to purchase EPA certified engines for the truck fleet which operate with lower emission levels than the EPA compliant engines considered in the feasibility study.

Western Goldfields is evaluating three project debt proposals to finance the initial mining fleet and it intends to sign a mandate letter by the end of November 2006.

Western Goldfields, Inc.

Under a new, highly experienced, and dynamic management team, Western Goldfields is a gold producer focused on completing the expansion of its Mesquite Mine, located in Imperial County, California, and returning the mine to full production. Western Goldfields acquired the Mesquite property in 2003 from Newmont Mining Corporation. Newmont operated the mine until 2001 when it ceased operations, as the low gold prices at that time did not support expansion plans. However, Newmont continued the permitting process for expansion, and the permits were approved in 2002. Western Goldfields has continued producing gold from ore placed on heaps by the previous owners, and expects gold production in 2006 to be about 14,000 ounces.

Western Goldfields, Inc. is listed on the Toronto Stock Exchange and trades under the symbol WGI and is quoted on the OTCBB under the symbol WGDF.OB. The Company currently has 75,604,632 common shares issued and outstanding and 110,701,872 shares of common stock on a fully diluted basis. For further details, please visit www.westerngoldfields.com.

Forward-Looking Information

Certain statements contained in this news release and subsequent oral statements made by and on behalf of the Company may contain forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation. Such forward-looking statements are identified by words such as "intends", "anticipates", "believes", "expects", and "hopes" and include, without limitation, statements regarding the Company's plan of business operations, timing and costs to recommence commercial production, economic viability of the Mesquite Mine, financing options, including entering into a debt financing arrangement, and the consequences thereof, potential contractual arrangements, receipt of working capital, anticipated revenues, exercise of outstanding warrants, and capital and operating expenditures. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from such statements. Factors that could cause actual results to differ materially include, among others, those set forth in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2005 filed with the U.S. Securities and Exchange Commission, under the caption, "Risk Factors". Most of these factors are outside the control of the Company. Investors are cautioned not to put undue reliance on forward-looking statements. Except as otherwise required by applicable securities statutes or regulation, the Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00021587E         %CIK: 0001208038

/For further information: please visit www.westerngoldfields.com, or contact: Brian Penny, Chief Financial Officer, (416) 324-6002, bpenny(at)westerngoldfields.com; Julie Taylor Pantziris, Director, Regulatory Affairs and Investor Relations, (416) 324-6015, jtaylor(at)westerngoldfields.com; Richard Wertheim, Investor and Media Relations, Wertheim + Company Inc., (416) 594-1600, wertheim(at)wertheim.ca/
(WGDF WGI.)

CO: Western Goldfields, Inc.

CNW 08:00e 21-NOV-06

November 30, 2006 - News Release

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Western Goldfields Signs Mandate Letter for up to $105 Million of Project Debt Financing with Investec Bank (UK) Limited

•	Completion of the financing will enable the Company to move forward in its plans to develop the Mesquite Mine in California, with a target production date of April 2008

•	Upon completion, funds will be used in part for recently-issued purchase orders for $60.9 million of fleet equipment expected to arrive in mid-2007

Toronto, Canada, November 30, 2006 -- Western Goldfields, Inc. (TSX: WGI, OTC BB: WGDF.OB) today announced that it has signed a mandate letter with Investec Bank (UK) Limited (Investec) to arrange and underwrite a $105 million project debt financing facility and that it has received an indicative term sheet associated with the mandate. All currency amounts are in U.S. dollars.

The indicative term sheet is for a $105 million eight-year term loan facility. Interest would be charged at U.S. Libor plus 2.20% pre-completion and 1.75% post-completion. The indicative term sheet is subject to due diligence and signing a definitive agreement. Closing is anticipated to occur in the first quarter of 2007.

"We have been considering a number of competitive financing proposals and we are pleased with the terms negotiated with Investec," said Brian Penny, Chief Financial Officer. "Signing the mandate will allow us to continue to advance the development of our Mesquite Mine in California, and we expect the project debt facility to be in place prior to the arrival of the mining fleet scheduled for mid-2007. This will enable Western Goldfields to meet our goal of average annual production of 165,000 ounces of gold at total cash cost of approximately $335 per ounce commencing in April 2008," Mr. Penny added.

Investec is an international specialist banking group that provides a diverse range of financial products and services to a niche client base. The banking group's shares are listed on the London and Johannesburg stock exchanges and the facilities will be arranged through the bank's Commodities and Resource Finance division in London.

Western Goldfields, Inc.

Under a new, highly experienced, and dynamic management team, Western Goldfields is a gold producer focused on completing the expansion of its Mesquite Mine, located in Imperial County, California, and returning the mine to full production. Western Goldfields acquired the Mesquite property in 2003 from Newmont Mining Corporation. Newmont operated the mine until 2001 when it ceased operations, as the low gold prices at that time did not support expansion plans. However, Newmont continued the permitting process for expansion, and the permits were approved in 2002. Western Goldfields has continued producing gold from ore placed on heaps by the previous owners, and expects gold production in 2006 to be about 14,000 ounces.

Western Goldfields, Inc. is listed on the Toronto Stock Exchange and trades under the symbol WGI and is quoted on the OTCBB under the symbol WGDF.OB. For further details, please visit www.westerngoldfields.com.

Forward-Looking Information

Certain statements contained in this news release and subsequent oral statements made by and on behalf of the Company may contain forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation. Such forward-looking statements are identified by words such as "intends", "anticipates", "believes", "expects", and "hopes" and include, without limitation, statements regarding the Company's plan of business operations, timing and costs to recommence commercial production, economic viability of the Mesquite Mine, financing options, including entering into a debt financing arrangement, and the terms and consequences thereof, potential contractual arrangements, receipt of working capital, anticipated revenues, exercise of outstanding warrants, and capital and operating expenditures. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from such statements. Factors that could cause actual results to differ materially include, among others, those set forth in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2005 filed with the U.S. Securities and Exchange Commission, under the caption, "Risk Factors". Most of these factors are outside the control of the Company. Investors are cautioned not to put undue reliance on forward-looking statements. Except as otherwise required by applicable securities statutes or regulation, the Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00021587E %CIK: 0001208038

/For further information: please visit www.westerngoldfields.com, or contact: Brian Penny, Chief Financial Officer, (416)-324-6002, bpenny(at)westerngoldfields.com; Julie Taylor Pantziris, Director, Regulatory Affairs and Investor Relations, (416) 324-6015, jtaylor(at)westerngoldfields.com; Richard Wertheim, Investor and Media Relations, Wertheim + Company Inc., (416)-594-1600, wertheim(at)wertheim.ca/
(WGDF WGI.)

CO: Western Goldfields, Inc.

CNW 16:10e 30-NOV-06

December 13, 2006 - News Release

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Western Goldfields Announces Positive Initial Results from Drilling Program at Mesquite Mine

•	Results at the Brownie Hill Zone indicate the potential to increase reserves and add mine life at Mesquite Mine

•
Significant results at Brownie Hill include oxide mineralization of 0.036 ounces per ton of gold over 230 feet in drill hole WM08 and 0.025 ounces per ton of gold over 300 feet in drill hole WM07, significantly higher than the average oxide reserve grade of 0.017 ounces per ton at Mesquite

•	Company plans a first quarter 2007 announcement updating the Mesquite Mine's reserves and resources

Toronto, Ontario, December 13, 2006 -- Western Goldfields, Inc. (TSX:WGI, OTC BB:WGDF.OB) today announced positive initial results from exploration drilling underway at its wholly owned Mesquite Mine in Imperial County, California. The initial results include oxide intercepts of 0.036 ounces per ton of gold over 230 feet and 0.025 ounces per ton of gold over 300 feet at the Brownie Hill Zone. The Brownie Hill Zone is a largely inferred mineral resource that was not included in the Company's current mine plan for resumption of mining activity at Mesquite.

"The initial results of this exploration drilling further support our view of the Mesquite Mine as a unique and outstanding opportunity in the gold mining industry. Confirming the potential for additional resources in the Brownie Hill Zone will further add to the value of our property and our company," said Raymond Threlkeld, President and Chief Executive Officer.

"The initial drill results confirm Brownie Hill as a high-priority target with excellent potential to increase the oxide reserves and resources at Mesquite," continued Mr. Threlkeld. "We are planning to drill additional holes to upgrade this resource." On August 9, 2006, Western Goldfields announced that the Mesquite Mine's Proven and Probable reserves are estimated at 2.36 million ounces of gold and Measured and Indicated resources are estimated at 1.25 million ounces. The average grade of the currently defined oxide reserve is 0.017 ounces per ton of gold. The Company is estimating average annual production of 165,000 ounces of gold from the mine, with an initial project life of 9-1/2 years.

The initial results of the current 70,000-foot reverse circulation drilling program include seven holes (WM07 through WM14, with assays pending for WM12) targeting the Brownie Hill Zone, an area of predominantly oxide mineralization located approximately 1,000 feet to the west of the Mesquite Mine's planned Big Chief pit expansion. Drilling to date at Brownie Hill has outlined oxide mineralization measuring 1,300 feet in length by 700 feet in width with an average thickness of 250 feet. The mineralization remains open along strike.

These results indicate that the Brownie Hill Zone has the potential to add life to the Mesquite Mine. Approximately 10,800 feet of the 70,000-foot drilling program, which was announced on September 22, 2006, has been completed to date. A second drill arrived at site in early December.

The Company also has received analyses from metallurgical sample drilling in the Rainbow extension. Drill holes WM01 to WM04 were drilled earlier in the year within the current reserve of the East Rainbow pit to confirm grades, the oxide and non-oxide boundary, and metallurgical recoveries estimated by the resource model. The four holes show slight increases in gold grade compared with the resulting reserve grade estimated for the Rainbow deposit.

Drill holes WM05 and WM06 were drilled as condemnation holes to confirm that the planned location of a waste dump external to the Big Chief pit was properly situated. Assays for holes WM05 and WM06 are pending at the time of this release.

Analyses for holes WM01 through WM04 were completed by ALS Chemex (Vancouver, BC, Canada), an ISO 9001:2000 certified laboratory. Analyses for holes WM07 through WM14 were performed by American Assay Laboratories, Inc. (Reno, Nevada, USA), an ISO/IEC 17025 certified laboratory. Samples for holes WM05 and WM06 are being analyzed by American Assay Laboratories.

The data contained in this news release has been reviewed by Wes Hanson, P.Geo., Vice President of Mine Development, Western Goldfields, and the Qualified Person for the project. A complete table of the drill results is included in the appendix to this release.

Western Goldfields, Inc.

Under a new, highly experienced, and dynamic management team, Western Goldfields is a gold producer focused on completing the expansion of its Mesquite Mine, located in Imperial County, California, and returning the mine to full production. Western Goldfields acquired the Mesquite property in 2003 from Newmont Mining Corporation. Newmont operated the mine until 2001 when it ceased operations, as the low gold prices at that time did not support expansion plans. However, Newmont continued the permitting process for expansion, and the permits were approved in 2002. Western Goldfields has continued producing gold from ore placed on heaps by the previous owners, and expects gold production in 2006 to be about 14,000 ounces.

Western Goldfields, Inc. is listed on the Toronto Stock Exchange and trades under the symbol WGI, and is quoted on the OTCBB under the symbol WGDF.OB. For further details regarding the mineral reserves and mineral resources at Mesquite, please visit www.westerngoldfields.com.

Forward-Looking Information

Certain statements contained in this news release and subsequent oral statements made by and on behalf of the Company may contain forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation. Such forward-looking statements are identified by words such as "intends", "anticipates", "believes", "expects", and "hopes" and include, without limitation, statements regarding the Company's plan of business operations, timing and costs to recommence commercial production, economic viability of the Mesquite Mine, financing options, including entering into a debt financing arrangement, and the consequences thereof, potential contractual arrangements, receipt of working capital, anticipated revenues, exercise of outstanding warrants, and capital and operating expenditures. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from such statements. Factors that could cause actual results to differ materially include, among others, those set forth in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2005 filed with the U.S. Securities and Exchange Commission, under the caption, "Risk Factors". Most of these factors are outside the control of the Company. Investors are cautioned not to put undue reliance on forward-looking statements. Except as otherwise required by applicable securities statutes or regulation, the Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This press release uses the terms "measured", "indicated" and "inferred" mineral resources. United States investors are advised that while such terms are recognized by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. United States investors are cautioned not to assume that all or any part of mineral resources will ever be converted into mineral reserves. Inferred mineral resources have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever by upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

APPENDIX
MESQUITE MINE
Initial Drilling Results
December 13, 2006

		Intersection			Assay
	Target	Horizon	From	To	Interval	Gold
Hole Number			(feet)	(feet)	(feet)	(oz/T)
WM01	E Rainbow	Oxide	394.5	524.4	129.9	0.025
		Non-oxide	524.4	605.0	80.6	0.018
			660.0	675.0	15.0	0.038
WM02	E Rainbow	Oxide	359.0	500.0	141.0	0.028
		Non-oxide	500.0	605.0	105.0	0.028
WM03	E Rainbow	Oxide	315.0	505.0	190.0	0.021
		Non-oxide	505.0	545.0	40.0	0.015
WM04	E Rainbow	Oxide	340.0	470.0	130.0	0.029
		Non-oxide	470.0	565.0	95.0	0.022
			605.0	615.0	10.0	0.023
WM05	Big Chief	Condemnation	Assays Pending
WM06	Big Chief	Condemnation	Assays Pending
WM07	Brownie Hill	Oxide	300.0	600.0	300.0	0.025
		Non-oxide	600.0	780.0	180.0	0.013
WM08	Brownie Hill	Oxide	300.0	530.0	230.0	0.036
		Non-oxide	530.0	760.0	230.0	0.015
WM09	Brownie Hill	Oxide	340.0	570.0	230.0	0.016
		Non-oxide	570.0	665.0	95.0	0.016
WM10	Brownie Hill	Oxide	300.0	610.0	310.0	0.014
		Non-oxide	610.0	790.0	180.0	0.014
WM11	Brownie Hill	Oxide	300.0	625.0	325.0	0.022
		Non-oxide	625.0	795.0	170.0	0.012
WM12	Brownie Hill		Assays Pending
WM13	Brownie Hill	Oxide	300.0	360.0	60.0	0.007
		Non-oxide	390.0	440.0	50.0	0.015
WM14	Brownie Hill	Oxide	330.0	440.0	110.0	0.015

%SEDAR: 00021587E %CIK: 0001208038

/For further information: please visit www.westerngoldfields.com, or contact: Raymond Threlkeld, President and Chief Executive Officer, (416) 324-6005, rthrelkeld(at)westerngoldfields.com; Julie Taylor Pantziris, Director, Regulatory Affairs and Investor Relations, (416) 324-6015, jtaylor(at)westerngoldfields.com; Richard Wertheim, Investor and Media Relations, Wertheim + Company Inc., (416) 594-1600, wertheim(at)wertheim.ca/
(WGDF WGI.)

CO: Western Goldfields, Inc.

CNW 07:30e 13-DEC-06